Exhibit 99.2

Genetic Technologies Annual Report 2016 Personalising health

ABOUT GENETIC TECHNOLOGIES

LISTED

Founded in 1989, Genetic Technologies is an established Australian-based global genetic testing business specialising in cancer diagnostics, with a focus on Risk Assessment Products.

Listed on the ASX (GTG) in 2000 and NASDAQ (GENE) in 2005, the Company has established a successful fee-for-service genetic testing business that is primarily focused on the U.S. market.

Following its acquisition, in 2010, of a proprietary breast cancer risk assessment test named BREVAGen™, the Company successfully launched the first generation BREVAGen test across the U.S. in 2011, via its U.S. subsidiary Phenogen Sciences Inc., established a permanent office in North Carolina from which its current U.S. sales activities are based, and released the second generation BREVAGen*plus*® test in October 2014, significantly expanding its applicable market.

The Company offers predictive testing assessment tools to help physicians proactively manage women's health. The Company's lead product BREVAGen*plus*, is a clinically validated risk assessment test for non- hereditary breast cancer and is first in its class.

From its headquarters in Melbourne, Victoria, the Company's laboratory holds a number of accreditations including:

- The Clinical Laboratory Improvement Amendments (CLIA) license required for all laboratories offering test in the U.S.;
- The Clinical Laboratory Evaluation Program (CLEP) license, an additional certification required to offer tests in New York State;
- A Medical Device Establishment License (MDEL) required for Canada;
- The BREVAGen*plus* test is CE marked for sale in Europe; and
- The laboratory complies with the International Organisation for Standardisation (ISO), enabling it to accept test samples from anywhere in the world.

CONTENTS

IFC ABOUT GENETIC TECHNOLOGIES

02 CHAIRMAN AND CEO'S MESSAGE

04 BOARD OF DIRECTORS

05 SENIOR MANAGEMENT

06 MOLECULAR DIAGNOSTICS AND CANCER

12 LICENSING AND IP

14 DIRECTORS' REPORT

34 CORPORATE GOVERNANCE STATEMENT

35 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

36 CONSOLIDATED BALANCE SHEET

37 CONSOLIDATED STATEMENT OF CASH FLOWS

38 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

39 NOTES TO THE FINANCIAL STATEMENTS

70 DIRECTORS' DECLARATION

71 AUDITOR'S INDEPENDENCE DECLARATION

72 AUDITOR'S REPORT

74 ASX ADDITIONAL INFORMATION

IBC CORPORATE INFORMATION

"I KNOW MY RISK ON THE RACE TRACK. DO YOU KNOW YOUR RISK FOR DEVELOPING BREAST CANCER?" - Plppa Mann, Verizon lndyCa,..Serls Qriver 1 in 8 women will develop breast cancer"'in her lifetime. While racing at 230 MPH is taking a calculated risk, knowing your risk for qreast cancer sh uld no.t be. BREVAGenp/u.s® is a scientifically validated test that will assess your r sk for developing breast cancer. ··· § Ao Gen plus or call 1-877-99-BREVA (27382) to learn more about this test. Feotu-e on SREVAGenplus tJot oppeored in the USA TodJY speci>l commemaofoe edition olr!ut tJelndi>nopolis 500 Roce • MJY ,3)16.

CHAIRMAN AND CEO'S MESSAGE



DR. MALCOLM R. BRANDON
Non-Executive Chairman

POSITIONED FOR SUSTAINABLE GROWTH

Raising the profile of BREVAGen*plus* with the consumer and medical communities was our top priority as the Company implemented its commercialisation strategy for our next generation, first-in-class breast cancer risk assessment test.

We are particularly pleased to introduce the 2016 Annual Report, given the progress that has been made toward our goal of being a leading, commercially driven molecular diagnostics company serving women's health. As you may recall, 2015 was transformative as we undertook a major operational restructuring designed to streamline our organisation to purely focus on the U.S. molecular diagnostics market. Underpinning this effort was the capital raising in March of 2015, when we executed an $18.6 million placement in partnership with Maxim Group, LLC. This was the catalyst for change as it provided the Company with sufficient resources to significantly build out our strategic plan for corporate growth. As a result, we believe fiscal 2016 has positioned the Company for long-term sustainable growth.

A key area of emphasis was increasing the profile of BREVAGen*plus* in patient and medical communities. This was done by targeting large comprehensive breast treatment and imaging centres, in addition to physicians and other women's healthcare providers. This was kicked off by a series of nationwide social media based marketing initiatives centered around the October Breast Cancer Awareness Month in the U.S. Consumers were asked to share their motivation for learning about their personal risk of developing breast cancer. The Company simultaneously conducted a national satellite media tour with Dr. Russell Stankiewicz, Clinical Assistant Professor of Obstetrics and Gynecology in the department of Obstetrics, Gynecology, and Family Medicine at The Commonwealth Medical College in Scranton, Pennsylvania and President and Senior Partner at OB/GYN Associates of Lewisburg, P.C. The tour, which consisted of a series of 25 television, radio, and blogger interviews with Dr. Stankiewicz, reached an audience of approximately 5 million U.S. consumers.

In February, we partnered with Verizon IndyCar Series Driver Pippa Mann to act as spokesperson for BREVAGen*plus*. Ms. Mann is well known for her commitment to the fight against breast cancer. Mann is an international race car driver, one of only nine female drivers to ever compete in the Indianapolis 500 and the only female driver to start in the race over the past four consecutive years. In addition to her relationship with Genetic Technologies, Mann has an established partnership with Susan G. Komen®, the world's largest breast cancer organisation, which funds more breast cancer research than any other non-profit while providing screening, education, treatment and psychosocial support programs. As part of the Genetic Technologies/ Mann partnership, the BREVAGen*plus* logo is being featured on Mann's racing and promotional apparel as well as the Dale Coyne Racing Indy Car supporting Susan G. Komen. Additional elements of the partnership include Mann's appearance in the Company's promotional print, video and social media platforms as well as participation in key BREVAGen*plus* oriented events. The program commenced on May 29, 2016 with the 100th running of the Indianapolis 500, the largest single day sporting event in the world, in terms of on-site attendance. The event encompassed multiple promotional opportunities for the Company during the month of May, including a feature on BREVAGen*plus* that appeared in the official Indy 500 Program and also in the USA Today special commemorative edition about the race. Mann also participated in a variety of other BREVAGen*plus* promotional activities leading up to the race at the Indianapolis Motor Speedway, where she hosted a breast cancer survivor event and promoted BREVAGen*plus* at public appearances and on her social media platforms.

Other key promotional highlights that took place during the year included Mann joining members of our management team at the Nasdaq MarketSite for the honorary ringing of the Closing Bell and appearances on nationally syndicated TV and radio shows such as CNBC Television's "Squawk Box," Fox Sports Business, Sirius XM Radio along with mainstream media outlets that included Glamour Magazine and Forbes Business Online reporters.

While promotional activities play an important role in increasing market penetration and brand awareness, inherent to our growth strategy was ensuring the continuation of demonstrating BREVAGen*plus*' strong clinical validation. This is fundamental to strengthening the product's commercial position, as it further attests to the meaningful impact BREVAGen*plus* can have in women's health. Scientific publications also influence physician adoption and insurers' willingness

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to pay for the test, which translates into higher sales figures and reduced revenue volatility. To this end, on 14 July 2015, Genetic Technologies announced the formal completion of scientific validation studies detailing the performance benefits of BREVAGenplus. In line with this aim, we were also pleased to announce two new publications covering BREVAGenplus. These papers provide the scientific evidence indicating that improved breast risk assessment has the potential to substantially lower the impact of breast cancer. Importantly, they support the use of BREVAGenplus testing for African-American and Hispanic women. In December 2015, the Company announced the publication of a paper entitled “Breast cancer risk prediction based on clinical models and 77 independent risk-associated SNPs in women aged under 50 years: Australian Breast Cancer Family Registry” in the peer-reviewed journal, Cancer, Epidemiology, Biomarkers and Prevention. The study validated the test’s predictive accuracy and quantified its benefit (>20% improvement in predictability of breast cancer before age 50). This significant finding followed the publication of a paper entitled “SNPs and Breast Cancer Risk Prediction for African-American and Hispanic Women” published in the peer-reviewed journal, Breast Cancer Research and Treatment on 20 November 2015. MR. EUTILLIO BUCCILLI Executive Director and Chief Executive Officer Throughout the year, there was an emphasis placed by leading cancer organisations on knowing the personal risk of developing sporadic, or non-hereditary breast cancer. For instance, in October of 2015, The American Cancer Society (ACS) made changes to its breast cancer screening guidelines, which were published in the Journal of the American Medical Association. The new guidelines create further clinical ambiguity, making it difficult for physicians to determine, in many cases, what level of screening a woman should be receiving. BREVAGenplus can significantly reduce this ambiguity, making the physician’s job easier and improve patient care management. As part of our growth strategy, we made a concerted effort to add key members to the management team. We appointed Mr. Kevin Fischer to the role of Chief Financial Officer. Kevin has over ten years in senior finance roles with successful diagnostic companies, such as QIAGEN and Cellestis. His experience in administration, financial management and reporting for international operations have been instrumental as we continue to ramp-up commercial activities in the U.S. In November 2015, we appointed Mr. Chris Saunders to the position of Vice President Sales & Marketing – Phenogen Sciences Inc. Chris has over 15 years of experience in senior sales, operations and marketing roles for start-up, publicly held and multi-national companies in the pharmaceutical and biotech sectors. His expertise in business development, sales operations, training and management strategies represent an invaluable asset to the Company. We are also pleased to welcome Dr. Susan J. Gross, MD, FRCSC, FACOG, FACMG as Senior Medical Director. Susan joined the Company in June 2016 and brings with her decades of experience in research, medical education and patient care, bringing an invaluable wealth of knowledge to support the Company’s reimbursement and medical education activities. The above mentioned collective efforts were the core elements of our growth strategy for fiscal year 2016 and have already translated into meaningful results. We achieved a 4% increase in per test revenue receipt for the last quarter of fiscal year 2016, with an overall 11% year-on-year growth. These numbers, combined with the steadiness in test samples received in the last three quarters of fiscal year 2016, and a stable and growing customer base, show that we are well positioned to deliver tangible progress in the coming year. In closing, we are excited by the achievements accomplished during the fiscal year 2016. We enter 2017 with strong momentum on all fronts and look forward to sharing updates with you in the months ahead. As always, we wish to thank our longstanding shareholders for their steadfast support and belief in the Company’s mission to be a leader in the Genomics Focused Oncolgy Diagnostics’ Industy. DR. MALCOLM R. BRANDON Non-Executive Chairman Genetic Technologies Limited MR. EUTILLIO BUCCILLI Executive Director and Chief Executive Officer Genetic Technologies Limited 03 GENETIC TECHNOLOGIES ANNUAL REPORT 2016

BOARD OF DIRECTORS Dr. Malcolm R. Brandon Non-Executive Chairman Dr. Brandon was appointed to the Board in October 2009 and was appointed Chairman in November 2013. He has over 39 years’ experience in commercially focused research and development and in building successful companies which have commercialised a wide range of Australian and international technologies. Dr. Brandon is currently Managing Director of genetics and artificial animal breeding company Clone International which uses cloning technologies to preserve the genetics of elite animals. Mr. Eutillio Buccilli Executive Director Mr. Buccilli was appointed to the Board on June 12, 2015. Mr. Buccilli joined the Company in June 2014 as Chief Financial Officer. In November 2014, he was appointed to the position of Chief Operating Officer and Chief Financial Officer and was subsequently appointed Chief Executive Officer in February 2015. Mr. Buccilli has more than 35 years of senior management experience in the financial services, contracting and recruitment, property and retail industries in Australia and the U.S. He has held senior management positions with blue chip corporations such as General Electric (“GE”), Computer Science Corporation, Coles Myer and Challenger Limited. Whilst at GE, Mr. Buccilli was seconded to the U.S., where he worked at the GE Capital Headquarters located in Stamford Connecticut. He brings to the Board extensive financial, corporate governance, commercial and fund raising experience. Dr. Paul Kasian Non-Executive Director Dr. Kasian was appointed to the Board on 12 December 2013. He brings to the Board a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding on key value drivers for companies in generating shareholder value. He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles. Dr. Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne and is a Graduate Member of the Australian Institute of Company Directors. Dr. Kasian is also a Non-Executive Director of IODM Limited (ASX:IOD) and Blockchain Global Limited. Mr. Grahame Leonard AM Non-Executive Director Mr. Leonard was appointed to the Board on 29 November 2013 and also serves as Chairman of the Company’s Audit Committee. He is a qualified Lawyer and Chartered Accountant. He brings over 35 years in the corporate world including Lysaght (BHP), BTR Nylex and The Thompson Corporation. His numerous community positions include Commissioner, Victorian Multicultural Commission and former Director of Transparency International Australia, (the Australian arm of the international anti-corruption watchdog). Dr. Lindsay Wakefield M.B.B.S Non-Executive Director Dr. Wakefield was appointed to the Board on September 24, 2014. Dr. Wakefield started Safetech in 1985. In 1993, he left Medicine to become the fulltime CEO of the Company. Over the next 25 years, Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 2006, Safetech was awarded the Telstra Australian National Business of the Year. In 2013, Safetech merged to become STS (Safetech Tieman Solutions) which is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions. Dr. Wakefield continues as Managing Director of STS and has been a keen Biotech investor for past 20 years, often at a mezzanine level. 04

SENIOR MANAGEMENT Eutillio Buccilli Executive Director and Chief Executive Officer Mr. Buccilli was appointed Executive Director and Chief Executive Officer on June 12, 2015. Mr. Buccilli joined the Company in June 2014 as Chief Financial Officer. In November 2014, he was appointed to the position of Chief Operating Officer and Chief Financial Officer and was subsequently appointed Chief Executive Officer in February 2015. Mr. Buccilli has more than 35 years of senior management experience in the financial services, contracting and recruitment, property and retail industries in Australia and the U.S. He has held senior management positions with blue chip corporations such as General Electric (“GE”), Computer Science Corporation, Coles Myer and Challenger Limited. Whilst at GE, Mr. Buccilli was seconded to the U.S., where he worked at the GE Capital Headquarters located in Stamford Connecticut. He brings with him extensive financial, corporate governance, commercial and fund raising experience. Kevin Fischer Chief Financial Officer and Company Secretary Mr. Fischer was appointed to the role of Chief Financial Officer in November 2015 and on January 13, 2016 was appointed Company Secretary. He has over ten years of experience in senior finance roles with successful diagnostic companies, such as QIAGEN and Cellestis. Mr. Fischer is a CPA and Chartered Secretary who has significant experience in the administration, financial management and reporting for international operations similar to those of Genetic Technologies. Dr. Richard Allman Scientific Director Dr. Allman joined the Company in 2004 and was appointed as Scientific Director in December 2012. He has over 20 years of scientific and research experience in both the academic arena in the UK and the commercial sector in Australia. He has wide experience in research leadership, innovation management, and intellectual property strategy, covering oncology, diagnostics, and product development. Prior to entering the biotech sector, Dr. Allman’s academic career encompassed oncology research, drug development, and assay design. Chris Saunders Vice President Sales & Marketing Mr. Saunders was appointed VP Sales & Marketing in November 2015. Mr. Saunders brings more than 15 years of experience in senior sales, operations and marketing roles for start-up, publicly held and multi-national companies in the pharmaceutical and biotech sectors. He served as National Sales Director at Cbr Systems, a cord blood stem cell bank that serves customers in the U.S. and internationally. Most recently, he served as an early sales management leader at Natera, a genetic testing company that develops and commercialises non-invasive methods for analysing DNA. During his tenure, he successfully launched new products and product expansions through multiple channels including private practice, hospital, health system and distribution partnerships. Chris’s areas of expertise include business development, sales operations, training and management strategies focused on sales growth and market expansion. Dr. Susan J. Gross Senior Medical Director Dr. Gross was appointed to the role of Senior Medical Director in June 2016. She received her medical degree from the University of Toronto, Ontario, Canada, where she completed her residency in Obstetrics and Gynecology, as well as a fellowship in Maternal Fetal Medicine and a second residency/fellowship in Medical Genetics at the University of Tennessee (Memphis). She is board certified in both Obstetrics and Gynecology and Medical Genetics and is a Professor of Clinical Obstetrics & Gynecology, Women’s Health, Pediatrics and Genetics at the Albert Einstein College of Medicine. She served as past division director for the division of Reproductive Genetics at Montefiore Medical Centre as well as Chairperson of the Department of Obstetrics and Gynecology and founder of the Human Genetics Laboratory at Jacobi Medical Centre. Dr. Gross has spent decades not only in research and medical education, but also direct patient care, overseeing both large and small practice systems. She has worked on national and international guideline committees and lectured and published extensively on screening and genetic testing with a focus on new technologies and public health policy. She was previously the Chief Medical Officer of Natera Inc., a public genomic diagnostics company. 05 GENETIC TECHNOLOGIES ANNUAL REPORT 2016

MOLECULAR DIAGNOSTICS AND CANCER When a Women asks: “What is my Risk of Getting Breast Cancer”? INDIVIDUALISED BREAST CANCER RISK ASSESSMENT In women’s health, the number of breast cancer cases continue to rise. Breast cancer is the second most common cancer among women in the U.S. Approximately 1 in 8 women (12% in the U.S.), will be diagnosed with breast cancer during their lifetime. In 2014, the American Cancer Society estimated that more than 235,000 new cases of breast cancer were diagnosed in U.S. women; and that about 40,000 will die from the disease each year. For some of these women, there may be a strong family history of breast cancer that increases their likelihood of developing breast cancer. This is known as hereditary breast cancer, which occurs when a genetic change is present in a family and is passed down from one generation to the next. Sometimes breast cancer can affect more members of a family than would be expected by chance, but a genetic change has not been identified, and this is known as familial breast cancer. However, for most women diagnosed with breast cancer each year, there is little or no family history of breast cancer. Up to 85% of these women have no known risk factors other than being female and growing older. This is known as sporadic or non-hereditary breast cancer, and often takes women by surprise. The genetics of breast cancer risk Sporadic 85% Hereditary 5% Familial 15% Unknown 81% BRCA1 12% BRCA2 7% As a Woman’s Life Changes, so does Her Breast Cancer Risk Certain risk factors may increase a woman’s risk of developing breast cancer. These factors may include things one can change (such as diet and exercise) as well as things one cannot change (such as gender or age). As a woman ages, she goes through phases of life that can affect her risk of developing breast cancer. Exposure to estrogen, a hormone women normally produce over their lifetime, changes throughout one’s lifetime and can impact a woman’s breast cancer risk. Key risk factors for the most common type of breast cancer, sporadic or non-hereditary breast cancer, include: Age Age at first menstruation Age at birth of first child History of breast biopsies Family history of breast cancer High breast density Hormone Replacement Therapy BMI > 30 (for post-menopausal women) » » » » » » » » When detected early, breast cancer has a very high five-year survival rate of > 95%, yet when diagnosed at later stages, the survival rate decreases to ~ 41%. That is why it is important for women to KNOW THEIR RISK, so that they and their healthcare provider can take the necessary steps to reduce their risk or detect breast cancer early and MANAGE THEIR RISK. 06

COMBINING CLINICAL RISK FACTORS AND GENETIC MARKERS FOR A MORE ACCURATE PERSONALISED INDICATION OF BREAST CANCER RISK

Quantifying Breast Cancer Risk

Even though studies have shown that 1 in 8 women will be diagnosed with breast cancer during their lifetime, an individual's risk may be higher (or lower) than that. Combining one's 'Clinical Risk Factors' with 'Genetic Marker' information from a woman's own DNA, a personalised risk of developing sporadic (non-hereditary) breast cancer can be determined. A woman's healthcare provider can determine whether any clinical risk factors, for breast cancer, exist by asking questions about that individual's personal, reproductive and family history. In addition, scientists have discovered that the presence of certain genetic markers in a woman's DNA can impact the risk of developing breast cancer. Depending on a woman's genetic make-up, some genetic markers increase their breast cancer risk, while others may protect a woman against developing breast cancer.

In delivering a percentage score for the risk of developing breast cancer over the next five years and over the patient's lifetime, the result can be used to create an ongoing personalised breast health care plan.

Clinical Risk Factors **X** Genetic Markers **=** **BREVAGen*plus*** Integrated Risk

What is BREVAGen*plus*?

BREVAGen*plus* is a State-of-the-Art Breast Cancer Risk Assessment Test designed to enable for a more personalised breast cancer risk assessment in a greater number of women

The identification, in 2007, of a number of single nucleotide polymorphisms (SNPs), each with an associated small relative risk of breast cancer, led to the development of the first commercially available genetic risk test for sporadic breast cancer, BREVAGen™. The Company launched the product, in the U.S. in June 2011. In October 2014, Genetic Technologies released its next generation breast cancer risk assessment test, BREVAGen*plus*. This new version of the test incorporates a 10-fold expanded panel of genetic markers (SNPs), known to be associated with the development of sporadic breast cancer, providing an increase in predictive power relative to its first-generation predecessor test. In addition, the new test is clinically validated in a broader population of women including, African-American and Hispanic women. This increases the applicable market beyond the Caucasian only indication of the first generation test, and simplifies the marketing process in medical clinics and breast health centres in the U.S.

The expanded panel of SNPs incorporated into BREVAGen*plus* were identified from multiple large-scale genome-wide association studies and subsequently tested in case-control studies utilising specific Caucasian, African-American and Hispanic patient samples.

BREVAGen*plus* is a first-in-class, clinically validated, predictive risk test for sporadic breast cancer which examines a woman's clinical risk factors, combined with seventy seven scientifically validated genetic biomarkers (SNPs), to allow for more personalised breast cancer risk assessment and risk management.

Physicians worldwide look largely to family history of breast cancer as an indication of risk in patients for developing this disease. However, 85% of women who develop breast cancer have little or no family history of developing the disease and BREVAGen*plus* is designed to help elucidate risk in this group of women.

Targeted towards women over the age of 35 who have little or no family history of breast cancer but harbour one or more known clinical risk factors such as early menstruation, late childbirth, late menopause, a history of atypical or benign breast biopsies, BREVAGen*plus* provides a more accurate tool for assessing a woman's personal risk of developing breast cancer.

GENETIC TECHNOLOGIES ANNUAL REPORT 2016
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MOLECULAR DIAGNOSTICS AND CANCERCONT. In addition, women designated as having ‘dense breasts’ upon mammographic evaluation are recognised as being at elevated risk of developing breast cancer, which makes these patients potential candidates for the BREVAGenplus test. Several U.S. States have enacted legislation, which mandates that breast density be documented on mammogram reports, and encouraging physicians to discuss risk profiles and risk reduction strategies with these patients. Recent scientific evidence indicates that BREVAGenplus may help to properly identify the high risk women in this category. It is expected that more U.S. jurisdictions will adopt similar legislation in the coming years, increasing awareness of the correlation between dense breast and breast cancer risk amongst healthcare providers, patients and health insurance payers. BREVAGenplus IS A PHYSICIAN-ORDERED CLINICAL LABORATORY TEST The BREVAGenplus test is a simple two-step DNA test that is only available when prescribed by a physician. It is a simple cheek-swab based test that will assess a women’s risk of developing sporadic (non–hereditary) breast cancer. Once the sample is collected by a licensed health care provider, the requisition form is completed and completed kit is then sent to the Company’s CLIA laboratory. a clearer picture of Breast Cancer Risk » » a simple in office cheek swab test, no blood is required 08

Brand Awareness Verizon IndyCar Series Driver Pippa Mann has become the exclusive spokesperson for BREVAGenplus. BREVAGenplus.com, supportive marketing collateral and social media are aligned with the Pippa Mann image and the “Know Your Risk” call to action. Patient awareness and impact events have been and will continue to be focal points for the Company including four Susan G. Komen Race for the Cure events in the coming fiscal year. Digital marketing efforts have been launched in alignment with breast cancer awareness campaigns and Pippa Mann events including the Indianapolis 500, the largest single day sporting event in the world, in terms of on-site attendance. 09 GENETIC TECHNOLOGIES ANNUAL REPORT 2016

MOLECULAR DIAGNOSTICS AND CANCER CONT.

Personalised Breast Health Care Plan - The Care Pathway

Targeted application of current chemoprevention and lifestyle prevention measures could reduce the incidence of breast cancer. The biggest challenge is identifying which women will benefit most from these preventive measures. BREVAGen*plus* is designed to assist clinicians identify those high-risk women. Importantly, recent independent scientific evidence confirms that the BREVAGen*plus* SNP panel can improve risk estimations when combined with traditional risk prediction models.

Physicians will take into account recommendations from the American Cancer Society (ACS) and the American Society for Clinical Oncology (ASCO) that is based on individualised risk scores. They will also look at the patient's clinical profile and suggest changes to lifestyle factors that will affect overall breast cancer risk.

The first part of the advice a physician gives a patient is matching their risk score to a surveillance and early-detection plan, including the possibility of more frequent breast screening and diagnostic imaging studies, and an overall heightened awareness of the importance of breast self-examinations. In addition, the physician may recommend the use of chemoprevention therapies as suggested by ASCO for use in high risk women.

The second part of the physician advice involves changes to a patient's lifestyle that may help to reduce breast cancer risk including, regular exercise and weight management, smoking cessation, decreased alcohol consumption, and whether or not the patient uses hormone replacement therapy.

The breast health care plan component of the BREVAGen*plus* report is a "roadmap" for the patient and is a vital component of the overall post-testing and ongoing medical management processes. It helps the physician to provide both personalised and actionable advice to at high-risk women to help reduce risk, and either prevent cancer or detect it at an early non-invasive, treatable stage.

PROFESSIONAL GUIDELINES AND POSITION STATEMENTS SUPPORTING FORMAL BREAST CANCER RISK ASSESSMENT AND RISK-REDUCTION INTERVENTIONS

In July 2013, the American Society of Clinical Oncology published its updated clinical practice statement in the Journal of Clinical Oncology which more strongly supported the use of selective estrogen receptor modulators and one aromatase inhibitor in postmenopausal women who are at increased risk for breast cancer. In particular the guideline statement recommends that women with a projected 5-year risk of developing breast cancer of ≥1.67% be offered chemoprevention to reduce the risk of estrogen receptor-positive invasive breast cancer.

The updated statement from ASCO was soon followed in September 2013 by the United States Preventive Services Task Force's (USPSTF) final recommendation statement on medications for risk reduction of primary breast cancer in women. The Task Force's recommendation stated that for women older than age 35 who have not been diagnosed with breast cancer, LCIS or DCIS, "after a formal breast cancer risk assessment, women at increased risk should talk with their health care professional about the potential benefits and harms of taking a risk-reducing medication such as tamoxifen or raloxifene." These evidence-based clinical practice recommendations published during 2013 further underscore the need for health care providers in the U.S. to perform a formal, individualised risk assessment for breast cancer using BREVAGen*plus* in women older than 35 years of age.

ADDITIONAL CLINICAL UTILITY STUDIES AND PEER-REVIEWED PUBLICATIONS TO DRIVE REIMBURSEMENT OUTCOME

The Company recognises that scientific papers are the ultimate marketing material for medical device companies and that scientific and clinical study data are key drivers to help strengthen the Company's commercial position. Physicians, the major breast health centres and health insurance companies seek multiple points of confirmation that the medical device works as intended and leads to a meaningful improvement in women's health. Therefore, the more papers that are published on BREVAGen*plus*, profiling its performance characteristics, the more likely physicians will be to use the test. They will also strongly influence how much insurers will be willing to pay for the test.

The Company had previously conducted multiple scientific studies to develop and validate the first generation BREVAGen test, in addition to developing two health economic models to demonstrate potential cost savings and health benefits associated with the use of the BREVAGen test. Importantly, due to the nature of the technology and the specific improvements incorporated in BREVAGen*plus*, the research undertaken and published based on the original version of the test remains applicable to the new BREVAGen*plus* test.

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Clinical support for BREVAGenplus was further enhanced with the release of findings from a new independent research study showing that adding a panel of 77 SNPs improves the predictive accuracy of four commonly used breast cancer risk assessment models. This same panel of 77 SNPs is used in the Company’s BREVAGenplus test. Results of the study were published, first on-line, in the journal Cancer Epidemiology Biomarkers & Prevention in December 2015. Value of increasing the number of SNPs in the Caucasian version of the BREVAGen Test 1.8 1.6 1.4 1.2 1.0 0.8 Gail 7-SNPs BREVAGen 77-SNPsBREVAGenplus Increasing the number of SNPs in the 2nd generation BREVAGenplus test provides a greater than 20% improvement in predictive accuracy over the first version of the test. The potential importance of BREVAGenplus to guide chemoprevention, by improved risk stratification, was presented at the World Congress on Controversies in Breast Cancer on October 24, 2014. A case-control study investigated how 5-year risk estimates, which are the usual measures for guiding tamoxifen chemoprevention, are improved by using BREVAGenplus. The results showed that 14% of cases moved into a higher risk category and less than 1% of controls moved into a lower risk category. The implication being, that there is a potentially strong clinical benefit to be attained by adding genetic information to established risk assessment models, especially if genetic risk scores continue to improve, and that a substantial proportion of women, previously ineligible for tamoxifen chemoprevention, might be offered treatment using a modified risk score. The results of a study, investigating the performance of the BREVAGenplus test in Hispanic and African-American women, were published, first on-line, in November 2015. The authors studied 7,539 African-American and 3,363 Hispanic women from the Women’s Health Initiative. The study demonstrated that including information from the SNPs associated with breast cancer risk improved the discriminatory accuracy of BCRAT and IBIS for both African-American and Hispanic women. The SNPs used in this study were predominantly identified by discovery studies in Caucasian women and the resultant SNP risk scores derived are likely to improve further as more detailed genetic mapping studies are conducted across populations. Following is a list of peer-reviewed publications on both the BREVAGen and BREVAGenplus tests, to date: » “Breast cancer risk prediction using clinical models and 77 independent risk-associated SNPs for women aged under 50: Australian Breast Cancer Family Registry” Cancer Epidemiology, Biomarkers and Prevention. 2016 Feb; 25(2):359-65. “SNPs and breast cancer risk prediction for African American and Hispanic women” Breast Cancer Research & Treatment. 2015 Dec; 4(3):583-9. “Cost-effectiveness of a Genetic Test for Breast Cancer Risk” Cancer Prevention Research. 2013 Dec; Vol. 6 (12):1328-36. “Economic Evaluation of Using a Genetic Test to Direct Breast Cancer Chemoprevention in White Women with a Previous Breast Biopsy” Applied Health Economics and Health Policy. 2014 Apr; Vol. 12 (2):203-17. » » » 11 GENETIC TECHNOLOGIES ANNUAL REPORT 2016

MOLECULAR DIAGNOSTICS AND CANCERCONT. » “Using SNP genotypes to improve the discrimination of a simple breast cancer risk prediction model” Breast Cancer Res Treat. 2013 Jun; Vol. 139 (3):887-96. » “Assessment of clinical validity of a breast cancer risk model combining genetic and clinical information” J Natl Cancer Inst. 2010 Nov 3; Vol. 102 (21):1618-27. And supporting presentations: Allman R, Dite GS, Hopper JL. (2015). Should women with a projected 5-year risk of developing breast cancer of 1.4% or higher be offered pharmacologic risk reduction? World Congress on Controversies in Breast Cancer: 22-24 October 2015. Dite GS, Allman R, Hopper JL (2014). Value of adding Single-Nucleotide Polymorphism panel markers to phenotypic algorithms of Breast Cancer risk. Presented at the San Antonio Breast Cancer Symposium December 2014. Jacoby E, DiCicco, Allman R. (2013). Impact of genomics on the assessment and management of breast cancer risk in a women’s healthcare clinic. Proceedings of the National Consortium of Breast Centres March 2013. Fohlse HJ, Dinh TA, Allman R. (2013). Genetic testing for breast cancer risk estimation – A cost-effectiveness analysis. Presented at The California Pacific Medical Centre Breast Cancer Risk Assessment Workshop June 2013. Fohlse HJ, Dinh TA, Allman R. (2013). Genetic testing for breast cancer risk estimation – A cost-effectiveness analysis. Presented at the San Antonio Breast Cancer Symposium December 2013. » » » » » Although the BREVAGenplus concept has already demonstrated market acceptance, the Company recognises that in order to drive further growth, secure wider commercial payer coverage and improve the level of commercial payer payments currently received, it needs to provide additional evidence that demonstrate the impact of the test on treatment decision-making that is aligned with both payer evidence requirements and routine clinical guidelines. As such, in fiscal year 2016, Genetic Technologies commenced two clinical studies concurrently, designed to provide further evidence to support the product’s value proposition and clinical benefits. These two studies, which examine physician acceptance and usage of the BREVAGenplus test, commenced in Q4 FY16 with completion expected before the end of Q2 FY17. A third longer-term prospective clinical study, looking at patient outcomes, is expected to commence within the Q3 FY17 timeframe. The data obtained from these studies will be utilised in direct contracting discussions with insurers and self-insured employer groups. Peer-reviewed publications demonstrating the product’s utility in terms of patient outcomes and its impact on healthcare costs is the most powerful marketing tool for a product like BREVAGenplus. Such publications are crucial in convincing physicians’ to use a product and how much payers will pay for its use. LICENSING NON-CODING ASSERTION PROGRAM AND IP As reported previously, on the 30 October 2014, Judge Stark issued a Memorandum Opinion finding Claim 1 of the Company’s foundation ‘179 patent ineligible and granted that Motion to Dismiss. The Company’s Legal Counsel appealed the decision in the Federal Circuit and sought and achieved a stay of all non-appealed actions pending resolution of the Appeal. On 7 December 2015, Genetic Technologies argued before the Federal Circuit Court of Appeals in Washington DC that Claim 1 of the Company’s foundation ‘179 patent is patent eligible under the standards set forth in the Mayo/Alice line of Supreme Court cases, and that Judge Stark’s decision to grant motions to dismiss finding Claim 1 patent ineligible should be reversed. On 8 April 2016, the Federal Circuit affirmed the District Court and found that Claim 1 of the Company’s ‘179 patent is patent-ineligible under 35 U.S.C. § 101. Based on the advice and recommendations provided by the Company’s U.S. attorney, the Board agreed to proceed to file a petition for certiorari at the Supreme Court. On 3 October 2016, the Company was advised by its U.S. based attorney, Sheridan Ross, that the Supreme Court declined to hear the Company’s appeal. 12

Ceremonial ringing of the closing bell 6th May 2016. STATUTORY REPORTS FOR THE YEAR ENDED 30 JUNE 2016 14 34 35 DIRECTORS’ REPORT CORPORATE GOVERNANCE STATEMENT CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS) CONSOLIDATED BALANCE SHEET CONSOLIDATED STATEMENT OF CASH FLOWS CONSOLIDATED STATEMENT OF CHANGES IN EQUITY NOTES TO THE FINANCIAL STATEMENTS 70 71 72 74 DIRECTORS’ DECLARATION AUDITOR’S INDEPENDENCE DECLARATION AUDITOR’S REPORT ASX ADDITIONAL INFORMATION 36 37 38 39 IBC CORPORATE INFORMATION

DIRECTORS’ REPORT The Directors submit their Report for the year ended 30 June 2016. DIRECTORS The names and details of the Directors of Genetic Technologies Limited who held office during the 2016 financial year and until the date of this Report are stated below. Unless otherwise stated the following persons were directors during the whole of the financial year and up to the date of this report: Directors in office as at the date of this Report Dr Malcolm R. Brandon BScAgr, PhD (Non-Executive) Dr Brandon was appointed to the Board on 5 October 2009 and as its Chairman on 28 November 2012. He has over 40 years’ experience in commercially focused research and development and in building successful companies which have commercialised a wide range of Australian and international technologies. Dr Brandon is currently Managing Director of genetics and artificial animal breeding company Clone International which uses cloning technologies to preserve the genetics of elite animals. Mr Eutillio Buccilli (Executive) Mr Buccilli was appointed to the Board in June 2015. He joined the Company in June 2014 as Chief Financial Officer. In November 2014, he was appointed to the position of Chief Operating Officer and Chief Financial Officer and was subsequently appointed Chief Executive Officer in February 2015. Mr Buccilli has more than 35 years of senior management experience in the financial services, contracting and recruitment, property and retail industries in Australia and the U.S. He has held senior management positions with blue chip corporations such as General Electric (“GE”), Computer Science Corporation, Coles Myer and Challenger Limited. Whilst at GE, Mr Buccilli was seconded to the U.S., where he worked at the GE Capital Headquarters located in Stamford Connecticut. He brings to the Board extensive financial, corporate governance, commercial and fund raising experience. Dr Paul A. Kasian PhD, MBA, GAICD (Non-Executive) Dr Kasian was appointed to the Board on 12 December 2013. He brings to the Board a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding on key value drivers for companies in generating shareholder value. He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles. Dr Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne, and is a Graduate Member of the Australian Institute of Company Directors. Dr. Kasian is also a Non-Executive Director of IODM Limited (ASX:IOD) and Blockchain Global Limited. Mr Grahame Leonard AM BA (Hons), LLB, CA, CPA, FAICD (Dip), AFAIM (Non-Executive) Mr Leonard was appointed to the Board on 29 November 2013 and also serves as Chairman of the Company’s Audit Committee. He is a qualified Lawyer and Chartered Accountant. He brings over 35 years’ experience in the corporate world including Lysaght (BHP), BTR Nylex and The Thompson Corporation. His numerous community positions include Commissioner, Victorian Multicultural Commission, Chair, Victorian Government Multifaith Advisory Group and former Director of Transparency International Australia, (the Australian arm of the international anti-corruption watchdog). Dr Lindsay Wakefield MBBS (Non-Executive) Dr Wakefield was appointed to the Board on 24 September 2014 and also serves as Chairman of the Company’s Remuneration Committee. Dr Wakefield started Safetech in 1985. In 1993 he left medicine to become the fulltime CEO of the Company. Over the next 25 years, Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 2006, Safetech was awarded the Telstra Australian National Business of the Year. In 2013, Safetech merged to become STS (Safetech Tieman Solutions) which is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions. Dr Wakefield continues as Managing Director of STS and has been a keen Biotech investor for past 20 years, often at a mezzanine level. 14

Company Secretary as at the date of this Report Kevin Fischer CPA, AGIA, ACIS, B. Com Mr Fischer was appointed Company Secretary on January 13, 2016 following his appointment as Chief Financial Officer on November 2nd, 2015. He has over ten years’ experience in senior finance roles with successful diagnostic companies, such as QIAGEN and Cellestis. Mr Fischer is a CPA and Chartered Secretary who has significant experience in the financial management and reporting for international operations. Interests in the shares and options of the Company and related bodies corporate As at the date of this Report, the following Directors hold an indirect beneficial interest in the shares of the Company: » » » Mr Grahame Leonard AM Dr Paul Kasian Dr Lindsay Wakefield 6,000,000 256,410 14,754,763 shares shares shares Dr Wakefield also has a direct interest in 570,500 shares and an indirect interest in 8,333,333 options. Mr Buccilli has a direct interest in 14,236,111 options granted to him under the Employee Share Option scheme. Apart from the above, no Director holds any interest in the shares and options of the Company as at the date of this Report. 15 GENETIC TECHNOLOGIES ANNUAL REPORT 2016

DIRECTORS' REPORT (cont.)

OPERATING AND FINANCIAL REVIEW

Corporate structure

Genetic Technologies Limited is a public company limited by shares that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group's corporate structure as at the date of this Report:


Genetic Technologies Limited
GeneType Corporation
100%
RareCellect Pty. Ltd.
100%
GeneType Pty. Ltd.
100%
Genetic Technologies Corporation Pty. Ltd.
100%
Phenogen Sciences Inc.
100%
GeneType AG
100%

Group overview

Genetic Technologies Limited is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women's health. The Company's lead product, BREVAGen*plus*, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGen*plus* improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGen*plus* expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGen*plus*, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGen*plus* to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

Principal activities

The principal activity of the entities within the Group during the financial year was the provision of molecular risk assessment for cancer.

There were no significant changes in the nature of the Group's activities during the financial year.

16

OPERATING AND FINANCIAL REVIEW (cont.) Operating Result The operating result for the year is directly reflective of the Company’s concentrated focus on the expansion of its genetic testing business, with emphasis on the sale and distribution of the BREVAGenplus breast cancer risk test in the U.S. through its wholly-owned U.S. subsidiary, Phenogen Sciences Inc. following the sale of the Australian Heritage business during the previous financial year. During the 2016 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other revenue, of approximately $0.8 million compared to $2.0 million in the preceding year. $(0.8) million of this differential is directly attributable to the divested Heritage business with the balance of $(0.4) million due to a decrease in the overall combined sales of the BREVAGen and BREVAGenplus tests. Overheads have decreased by approximately $3 million compared with 2015. The combined areas of selling/ marketing, administration (excluding net foreign currency losses), licensing and operations totalled $8.9 million for the year compared with $11.9 million for 2015. The decreased licensing activities accounted for approximately $0.3 million of the decrease with the remaining $2.7 million the result of the divestment of the Heritage business in November 2014, benefits derived from restructure activities and better management of overhead spending. There were no significant items reported during the year compared to $1.4 million pre-tax profit on the sale of the Heritage business and a write-down of $0.8 million against the opening asset value for the Immunaid option disclosed in 2015. Dividends and distributions No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid. Convertible notes With respect to the unlisted secured (debt) notes that were issued to existing and new Australian institutional and wholesale investors in September 2014, and subsequently became convertible notes, following approval at the Annual General Meeting held on 25 November 2014, during the year the final $25,000 of convertible notes plus capitalised interest were converted into 1,091,093 ordinary shares in the Company (2015: $2,125,000 plus capitalised interest were converted into 150,961,041 ordinary shares). Review of financial condition Capital structure As at the date of this Report, the Company had a total of 1,715,282,724 fully paid ordinary shares on issue, all of which were listed on the Australian Securities Exchange, and on the Nasdaq Capital Market in the U.S. via the Company’s ADRs (American Depositary Receipts). Also at that date, there were 53,852,778 unissued ordinary shares in the Company under option. As at the date of this Report, no ordinary shares were subject to escrow. Treasury and related policies The Company has in place a cash management policy which follows industry accepted leading practice by investing the Company’s cash assets in a range of short to medium term interest-bearing deposits with appropriately rated financial institutions. Cash provided by operations During the financial year, the consolidated net cash outflows used in operations was approximately $7.7 million. This is a $2 million improvement compared to the prior financial year. Overall, the Group’s consolidated cash assets decreased by approximately $7.1 million during the 2016 financial year primarily to support ongoing operations. Liquidity and funding As at 30 June 2016, the Company also had corporate credit card facilities with National Australia Bank Limited and Bank of America, which had total credit limits of $150,000 and $161,269, respectively. As at that date, a total liability outstanding in respect of these credit card facilities was $32,051. Cash and cash equivalents, as at 30 June 2016, was $11,179,687. Audit Report The Company’s auditor has included an “emphasis of matter” paragraph in the Audit Report relating to the Company’s ability to continue as a going concern (refer Note 2(a) Going concern). 17 GENETIC TECHNOLOGIES ANNUAL REPORT 2016

DIRECTORS’ REPORT (cont.) OPERATING AND FINANCIAL REVIEW (cont.) Significant changes in the state of affairs During the year the Company’s strategy was to focus on the expansion of its cancer diagnostic franchise. Significant changes in the state of affairs of the group during the financial year were as follows: Key Managerial Changes » Mr. Kevin Fischer was appointed Chief Financial Officer and joint Company Secretary, effective 2 November 2015. Mr. Fischer has subsequently been appointed as sole Company Secretary effective 13 January 2016. » Mr. Chris Saunders was appointed Senior VP Sales and Marketing, Phenogen Sciences Inc., replacing Mr. Mark Ostrowski. » On 22 June 2016, Dr Susan Gross was appointed Senior Medical Director, Phenogen Sciences Inc. Options On 25 November 2015, the Company granted the following options over ordinary shares in the Company; » As approved by shareholders at the Company’s Annual General Meeting held on 25 November 2015, 14,236,111 options to the CEO, Mr. Eutillio Buccilli. The options, which were granted at nil consideration, entitle Mr. Buccilli to acquire one ordinary share, at a strike price of $0.02 at any time up to, and including 24 November 2020, subject to certain vesting conditions. 10,000,000 options to Key Management Personnel. The options, which were granted at nil consideration, entitle the holders to acquire one ordinary share, at a strike price of $0.02 at any time up to, and including 24 November 2020, subject to certain vesting conditions. 1,500,000 options to US based employees. The options, which were granted at nil consideration, entitle the holders to acquire one ordinary share, at a strike price of $0.058 at any time up to, and including 24 September 2020, subject to certain vesting conditions. » » On 31 March 2016, the Company granted the following options over ordinary shares of the Company; » 7,500,000 options to Key Management Personnel. The options, which were granted at nil consideration, entitle the holders to acquire one ordinary share, at a strike price of $0.02 at any time up to, and including 31 March 2021, subject to certain vesting conditions. » 500,000 options to a US based employee. The options, which were granted at nil consideration, entitle the holder to acquire one ordinary share, at a strike price of $0.039 at any time up to, and including 31 January 2021, subject to certain vesting conditions. There were no other significant changes in the state of affairs that are not described elsewhere in this Report. Significant events after balance date There have been no significant events which have occurred after balance date. Business strategy, future developments and prospects The Groups primary focus during 2016 has been geared toward establishing the BREVAGenplus test as a leading non-hereditary breast cancer risk assessment test that is affordable to all women who qualify for the test. Attaining Peer-reviewed publication in medical journals, strengthening of the management team in the U.S., an intensified and targeted marketing campaign with national reach, a refreshed BREVAGenplus website and a reinvigorated social media presence have been key elements in the drive to achieve this goal. A partnership with international race car driver Ms Pippa Mann to promote BREVAGenplus has been a cornerstone around which the marketing activities have been based. BREVAGenplus, a first-in-class, clinically validated risk assessment test for sporadic (non-hereditary) breast cancer, is the 2nd generation version of BREVAGen and incorporates an expanded SNP (Single Nucleotide Polymorphism) panel of 77 SNPs providing a 10-fold improvement in the predictive power over the first generation test and is now applicable to women with African-American, Hispanic and Caucasian heritage thereby not only expanding the applicable ethnicity market but also simplifying the marketing process for the BREVAGenplus test in U.S. clinics and breast healthcare/ imaging centres. 18

OPERATING AND FINANCIAL REVIEW (cont.)

Business strategy, future developments and prospects (cont.)

During the 2017 financial year, the Group will seek to effectively leverage its commercial capabilities, further develop and promote the sale and distribution of the BREVAGen*plus* breast cancer risk assessment test in the U.S. through its wholly-owned U.S. subsidiary, Phenogen Sciences Inc. Key focus areas will include:

- enhancing the validation base of BREVAGen*plus* in terms of ethnicity and age,
- aligning the current relationship oriented sales model to the unique needs of the broad customer base,
- enhance the medical affairs presence to strengthen relationships with physician Key Opinion Leaders, focusing on the consumer in tandem with the physician network,
- accelerating research and development activity and achievement of additional peer reviewed publications in support of the test,
- leveraging further the Pippa Mann initiative.

Even though the BREVAGen/BREVAGen*plus* concept has already demonstrated market acceptance, the Company recognises that in order to secure wider commercial payer coverage and to improve the level of commercial payer payments currently received, it needs to provide additional evidence that demonstrates the impact of the test on treatment decision-making that is aligned with payer evidence requirements. As such, the Company has commenced a series of clinical utility studies that will provide further evidence to support the product's value proposition and clinical benefits.

The first two of three clinical trials planned commenced in Q4 FY16 with completion expected before the end of H1 FY17. A further longer-term retrospective in design clinical trial that will assess the impact of the test on MRI screening rates is expected to commence in H1 FY17. Combined, these three studies are designed to inform the medical community of the measureable improvement in health outcomes associated with BREVAGen*plus* testing.

Legal matters

There are no legal matters of a material nature or amount affecting the Company as at the date of this Report.

Earnings / (loss) per share

	2016	2015
Basic earnings / (loss) per share (cents per share)	**(0.49)**	(0.82)
Diluted earnings / (loss) per share (cents per share)	**(0.49)**	(0.82)

Material business risks

The Group operates in the biotechnology sector. Any investment in this sector is considered to be high risk in nature. The Group is subject to normal business risks including, but not limited to, exchange rate fluctuations; the condition, liquidity and volatility of global securities markets; changes in government policy and legislation (particularly in Australia and the U.S.); and potential litigation, all of which are largely outside the control of the Company's Board and Management. Other risks that are more specific to the Company, the sector in which it operates and its underlying business activities include:

- **Financial risk -** With the exception of the year ended 30 June 2011, the Company has incurred operating losses in every year of its existence. As at 30 June 2016, the Company had accumulated losses of $109,444,248 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. There is also no certainty that the Company will be able to raise additional funds by issuing further shares and/or the raising of debt and, if such funds are available, on what terms the Company would be able to secure them. Refer note 2(a) for further information on the material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.
- **Competition -** with respect to BREVAGen*plus*, the Company's lead breast cancer risk test, the Company is currently subject to limited competition from biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies. However, many potential competitors, which include private and public sector enterprises in Australia, the U.S. and elsewhere, have greater experience in the areas of finance, research and development, marketing, sales, distribution, technical and regulatory matters than the Company does. However, the Company maintains an extensive patent portfolio which does provide some protection for the BREVAGen*plus* test.
- **Intellectual property ("IP") risks -** the Company relies on its portfolio of patents, patent applications and exclusive licenses to patents relating to genetic technologies. While the Company patents and protects its IP, it cannot be certain that additional patents will be issued to it or that its patents will withstand challenges by others. Patents issued to, or licensed by, the Company may be infringed or third parties may develop similar technologies. Further, patents may not provide meaningful protection from competitors. The Company may also need to sue, or be sued, by third parties regarding its patents and other IP rights. These suits may be costly and would divert funds and resources from the Company and cause a distraction to Management.

19
GENETIC TECHNOLOGIES ANNUAL REPORT 2016

DIRECTORS’ REPORT (cont.) OPERATING AND FINANCIAL REVIEW (cont.) Material business risks (cont.) Professional liability risks - by the very nature of its operations, the Company’s business exposes it to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of genetic tests. In the event of a mistake occurring, including an incorrect result of analysis of genetic variations or other screening tests performed, the commercial sale of a genetic test by the Company may expose it to professional liability claims and possible adverse publicity. Litigation of such claims could be costly. Further, if a court were to require the Company to pay damages to a plaintiff, the amount of such damages could harm its financial condition, despite the Company having significant levels of public and product liability insurance coverage to protect it from such risks. Government regulation - in addition to general regulation and laws applicable to all businesses, the Company is subject to accreditation regulation and legislation relating to genetic research and testing. From time to time, federal, state and/or local governments adopt or change regulations relating to the conduct of genetic research and genetic testing. In future, such regulations could limit or restrict the Company’s genetic research activities as well as genetic testing for research or clinical purposes. Regulations restricting genetic testing could adversely affect the Company’s ability to market and sell its products and services. Accordingly, any regulations of this nature could increase the costs of operations or restrict its ability to conduct its testing business and might adversely affect its operations and financial condition. Ethical issues - public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing results may influence government authorities to call for limits on, or regulation of the use of, genetic testing. In addition, such authorities could prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Adverse publicity or public opinion relating to genetic research and testing could reduce the potential markets for the Company’s services, which could adversely affect its revenues. Further, the patents it holds over uses of “non-coding” DNA have broad scope and have also been the subject of much debate and some criticism in the media. Potential licensees could take legal action to seek the amendment, re-examination, revocation or invalidation of these patents, something which has happened previously on several occasions, though the Company has prevailed in all such cases. BREVAGen - since the launch of the Company’s BREVAGen test in June 2011, a number of potential commercial risks have been identified. The test exists in a new area of genetic testing, being a predictive test, and it may take time to establish credibility and educate potential customers which may delay establishing reasonable rates of sales. Despite already having various studies and review publications, clinician adoption of the test requires substantial resources and effort. The establishment of a US company, such as the Company’s subsidiary Phenogen Sciences Inc., requires staffing with qualified and experienced salespeople who require time to establish customer contacts and convert sales. Invariably, some new employees are not able to adapt to the new sales environment and may need to be replaced, potentially hampering growth. Even though the Company’s laboratory has now been CLIA certified, U.S. government health care programs could potentially restrict its ability to offer the test in the U.S., thereby restricting the available market. The US healthcare reimbursement system with which the Company interacts is complex, involving a series of independent insurers and other third parties involved to assist with credentialing and the administration of the payment processes. Establishing benchmarks with insurers is a time consuming process which could delay the receipt of initial payments until such time as “rules” with each provider can be established. The introduction of the Affordable Care Act in 2014 has created additional people with insurance coverage but has resulted in many people selecting policies with higher deductibles. This could reduce the reimbursement amount from insurers, place more cost onto the patient and thus negatively impact the willingness of patients to agree to take the BREVAGen test. The launch of BREVAGenplus (expanded SNP panel applicable to African-American and Hispanic ethnicities as well as Caucasian) in October 2014, brings additional risks with the costs of development, public relations and marketing communications adding to overhead costs. There is a risk that the forecasted increase in uptake for BREVAGenplus does not occur to offset the cost of this product introduction. » » » » Risk management In respect of the above risks, the Group takes a proactive approach to risk management. The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the Group’s objectives and activities are aligned with those risks and opportunities. The Board believes that it is important for all Board members to be a part of this process and the Board takes overall responsibility for the recognition and management of risk. The overview of the compliance and control mechanisms has been delegated to the Audit Committee through its Charter. The Board believes that the Group is not yet sufficiently large to warrant the appointment of an internal auditor. 20

SHARE OPTIONS Unissued shares under option As at the date of this Report, there were 53,852,778 unissued ordinary shares in the Company under option. During the year ended 30 June 2016, a total of 33,736,111 options to acquire ordinary shares in the Company were granted. All options were granted at nil cost. Refer Note 23 to the attached financial statements for details regarding the outstanding options. Shares issued as a result of the exercise of options During the 2016 financial year no shares were issued as a result of the exercise of options. No options have been exercised since the end of the financial year. During the 2016 financial year, a total of 4,125,000 options that had been issued to employees lapsed due to forfeiture. Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate. INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS During the financial year, the Company paid a premium in respect of a contract insuring the Directors and Officers of the Company and any related body corporate against a liability incurred in his or her capacity as a Director or Officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the insurance provided and the amount of the premium. The Company has agreed to indemnify the current and former Directors and Executive Officers against all liabilities to other persons that may arise from their position as Directors or Officers of the Company and its subsidiaries, except where to do so would be prohibited by law. 21 GENETIC TECHNOLOGIES ANNUAL REPORT 2016

DIRECTORS’ REPORT (cont.) REMUNERATION REPORT Introduction This Remuneration Report outlines the Director and Executive remuneration arrangements of Genetic Technologies Limited (the “Company”) and its subsidiaries (collectively, the “Group”) in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this Report, Key Management Personnel (“KMP”) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or not) of the parent company, and includes executives in the Group who meet the criteria, as set out below, receiving the highest remuneration. For the purposes of this Report, the term “Executive” encompasses the Group’s Chief Executive Officer, Chief Financial Officer, Scientific Director, Quality and Business Operations Director, Vice President Sales & Marketing and Senior Medical Director. For details regarding changes to Key Management Personnel during the period from 1 July 2015 to the date of this Report, please refer to the notes at the foot of the Remuneration Table. Details of Directors and Key Management Personnel as at balance date Directors Executives Dr Malcolm R. Brandon (Non-Executive Chairman) Mr Kevin Fischer (Chief Financial Officer) Mr Eutillio Buccilli (Executive Director & Chief Executive Officer) Ms Diana Newport (Quality and Business Operations Director) Mr Grahame Leonard AM (Non-Executive) Dr Richard Allman (Scientific Director) Dr Lindsay Wakefield (Non-Executive) Mr Chris Saunders (Vice President Sales & Marketing, Phenogen Sciences Inc.) Dr Paul Kasian (Non-Executive) Dr Susan Gross (Senior Medical Director, Phenogen Sciences Inc.) Remuneration Committee The remuneration committee is made up of a majority of independent non-executive directors. The Committee is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the Senior Leadership Team. As at the date of this report, the composition of the Remuneration Committee is: » » » Dr Lindsay Wakefield - Chairman of the Committee Dr Paul Kasian Mr Eutillio Buccilli As an executive, Mr Buccilli does not take part in deliberations pertaining to his own remuneration. The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration paid to Directors and Executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and Senior Leadership Team. Remuneration strategy The performance of the Company depends upon the quality of its Directors and Executives. To prosper, the Company must attract, motivate and retain appropriately skilled Directors and Executives. To this end, the Company embodies the following principles in its remuneration framework: » provide competitive rewards to attract high calibre Executives; » wherever possible, link Executive rewards to the creation of shareholder value; » ensure that a portion of an Executive’s remuneration is “at risk”; and » establish appropriate, demanding performance hurdles for variable Executive remuneration. The remuneration strategy is recommended by the Remuneration Committee and approved by the Board. 22

REMUNERATION REPORT (cont.) Remuneration structure In accordance with best practice corporate governance, the structure of Non-Executive Director and Executive remuneration is separate and distinct. The key performance indicators applicable for all Executives are quantifiable and the methods of measurement are defined. Potential levels of remuneration are linked to each performance indicator based on the pretext that if the performance indicators as defined are met then the business will have more likely achieved certain key financial or strategic objectives. In addition to the various key performance indicators that are used to assess the performance of each Executive, the overall financial performance of the Company is also taken into consideration when determining both base levels of remuneration and short term incentive payments for those individuals. Non-Executive Director remuneration Objective The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders. Structure The Company’s Constitution and the Listing Rules of the Australian Securities Exchange specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a General Meeting of shareholders. An amount not exceeding the amount determined is then divided between the Directors as agreed. The most recent determination was made at the 2007 Annual General Meeting, when shareholders approved an aggregate remuneration not exceeding $500,000 per year. The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors are reviewed annually. Each Non-Executive Director receives a fee for serving as a Director of the Company. No additional fees are paid to any Director for serving on a sub-committee of the Board, hence all fees disclosed on page 16 are base fees by nature. Executive remuneration Objective The Group aims to reward Executives with a level and mix of remuneration which is commensurate with their positions and responsibilities within the Group and so as to: » reward Executives for Group and individual performance against targets set by reference to suitable benchmarks; » align the interests of Executives with those of the shareholders; and » ensure that the total remuneration paid is competitive by market standards. Structure The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed remuneration comprising base salary and superannuation, various short-term incentives (which are linked to agreed Key Performance Indicators (“KPIs”), as described below under the heading of Variable remuneration), and a long-term option component. 23 GENETIC TECHNOLOGIES ANNUAL REPORT 2016

DIRECTORS’ REPORT (cont.) REMUNERATION REPORT (cont.) Fixed remuneration Objective The Remuneration Committee oversees the setting of fixed remuneration on an annual basis. The process consists of a review of Company, divisional and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices. The members of the Committee have access to external advice independent of Management. Structure Fixed remuneration consists of some or all of the following components: » » » base salary; non-monetary benefits which can include a motor vehicle allowance, etc.; and superannuation benefits, which includes employer contributions. With the exception of the employer contributions to superannuation, Executives are given some flexibility to decide the composition of their total fixed remuneration and the allocation between cash and other benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Group. Fixed remuneration is reviewed annually with reference to individual performance, market benchmarks for individual roles and the overall financial performance of the Group. Any changes to the fixed remuneration of Executives are first approved by the Remuneration Committee. All employee remuneration is evaluated on a regular basis using a set of variables and taking into account the addition of the statutory superannuation contribution. An assessment of existing base salaries is made annually using comparisons against independent market data which provides information on salaries and other benefits paid for comparable roles within the biotech and pharmaceutical industries, using third party salary survey data. Annual performance reviews with each employee are based on a rating system which is used to assess his or her eligibility for salary increases. Other qualitative factors, including the specialised knowledge and experience of the individual and the difficulty of replacing that person, are also taken into account when considering salary adjustments. Variable remuneration Objective The objective of variable remuneration is to: » align the interests of Executives with those of shareholders; » link Executive rewards to the achievement of strategic goals and performance of the Company; and » ensure that the total remuneration paid by the Company is competitive by market standards. Short Term Incentive (“STI”) STI is an annual plan that applies to Executives and other senior employees that is based on the performance of both the Company and the individual during a given financial year. STI ranges vary depending on the role, responsibilities and deliverables achieved by each individual. Actual STI payments granted to the relevant employee will depend on the extent to which the pre-agreed specific targets are met within a financial year. Specific targets are quantifiable with the agreed method of measurement defined at the beginning of the financial year. The ongoing performance of the Executive or senior employee is evaluated regularly during the performance cycle. Group objectives, and their relative weighting, vary depending on the position and responsibility of the respective individual, but in respect of the year ended 30 June 2016 include, amongst other things, the achievement of: » » » » achieving or exceeding revenue targets; achieving targets for cost reduction or efficiency gains; contributing to business growth and expansion; and performance or the delivery of results which exceed agreed targets. These measures are chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long term value. Personal and operating objectives vary according to the role and responsibility of the Executive and include objectives such as service delivery to customers, project delivery, compliance outcomes, intellectual property management and various staff management and leadership objectives. 24

REMUNERATION REPORT (cont.)

Variable remuneration (cont.)

Achievement of an individual's targets or objectives is documented and assessed by both the individual and his or her direct manager. The individual will participate in an annual performance review and must provide evidence of the objectives that he or she has delivered during the period under review. Each objective is then rated on an achievement scale. Depending on the aggregate of the ratings, the individual may be eligible to receive an STI payment.

STI payments, if any, are generally paid in August or September of each year subject to the completion of the performance review process and the receipt of a satisfactory rating. The Board conducts this process in the case of the CEO.

Long Term Incentive ("LTI")

The objective of the Group's LTI arrangements is to reward Executives and senior employees in a manner that aligns their remuneration with the creation of shareholder wealth. As such, significant LTI grants are generally only made to Executives who are able to influence the generation of shareholder wealth and have an impact on the Group's long term profitability. There are no specific performance hurdles, apart from certain vesting provisions, in respect of the LTI grants made to Executives. Options with a vesting period also serve as a retention tool and may reduce the likelihood of high performing Executives and senior employees being targeted by other companies.

LTI grants to Executives and senior employees are delivered in the form of options over unissued ordinary shares in the Company which are granted under the terms and conditions of the Company's Employee Option Plan. Selected Executives who contribute significantly to the long term profitability of the Company are invited to participate in the Employee Option Plan. The remuneration value of these grants varies and is determined with reference to the nature of the individual's role, as well as his or her individual potential and specific performance.

The options are granted at no cost, have an approximate life of 4.5 years and vest;

- when the 3 month volume weighted average price (VWAP) at which the shares of the Company must be trading on the ASX reach agreed on values, or
- in three equal tranches after 12, 24 and 36 months from the date on which they are granted.

During the year ended 30 June 2016, a net share-based payments expense/ (credit) of $50,239 (2015: ($26,536)) was incurred by the Company in respect of all options which had previously been granted to Executives and other senior employees.

In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited after a prescribed period if they have not been exercised. The prescribed period ranges from two to six months, depending on the circumstances under which they left the Company, e.g. resignation, retirement, termination or death. In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

The following table shows the key performance indicators for the Group over the past five financial years ended 30 June.

	2016	2015	2014	2013	2012
	$	$	$	$	$
Profit/(loss) for the year attributable to owners of Genetic Technologies Limited	**(8,458,965)**	(8,810,170)	(10,125,197)	(9,298,367)	(5,287,523)
Basic earnings per share (cents)	**(0.49)**	(0.82)	(1.76)	(1.97)	(1.15)

	%	%	%	%	%
Increase/(decrease) in share price	**(32.1)**	(22.2)	(62.1)	(20.8)	(42.9)
Total Key Management Personnel (KMP) incentives (being STI and LTI) as a percentage of profit/(loss) for the year	**(2.36)**	(1.30)	(0.90)	(1.36)	(2.16)

25

GENETIC TECHNOLOGIES ANNUAL REPORT 2016

DIRECTORS' REPORT (cont.)

REMUNERATION REPORT (cont.)

Variable remuneration (cont.)

Relative proportion of fixed vs variable remuneration expense

	Fixed remuneration		At risk – STI		At risk – LTI*	
Executive director	2016	2015	2016	2015	2016	2015
Eutillio Buccilli	**76%**	77%	**18%**	23%	**6%**	-
Other KMP of the group						
Luisa Ashdown	**100%**	98%	**-**	-	**-**	2%
Diana Newport	**99%**	90%	**-**	10%	**1%**	-
Dr Richard Allman	**93%**	92%	**6%**	8%	**1%**	-
Brian Manuel	**100%**	100%	**-**	-	**-**	-
Alison Mew	**-**	84%	**-**	16%	**-**	-
Mark J. Ostrowski	**-**	100%	**-**	-	**-**	**
Kevin Fischer	**83%**	-	**11%**	-	**6%**	-
Chris Saunders	**81%**	-	**15%**	-	**4%**	-
Susan Gross***	**100%**	-	**-**	-	**-**	-

* *Since the long-term incentives are provided exclusively by way of options, the percentages disclosed also reflect the value of remuneration consisting of options, based on the value of options expensed during the year. Where applicable, the expenses include negative amounts for expenses reversed during the year due to a failure to satisfy the vesting conditions.*

** *Percentage not disclosed as the total amount of STI and/or LTI remuneration expense was negative for the relevant period.*

*** *Employment is by way of a consulting agreement. Remuneration is by way of a fixed monthly consultancy fee for service provided on a part time basis.*

Employment contracts

The Chief Executive Officer, Mr Eutillio Buccilli, is employed under an ongoing contract dated 25 February 2015 which has the following key terms and conditions:

- Base salary of $307,500 plus statutory superannuation contributions as prescribed under the Superannuation Guarantee legislation;
- STI payment equivalent to a maximum of 30% of base salary based on achievement of Key Performance Indicators, as agreed with the Board from time to time;
- Notice period of three months; and
- The contract may be terminated at any time without notice if serious misconduct has occurred. Where termination with cause occurs, he is only entitled to receive that portion of remuneration which is fixed and only up to the date of termination. In this instance, all entitlements to both STI and LTI are forfeited and would lapse.

The key provisions contained in the employment contracts for other Key Management Personnel in office at the date of this Report are:

- the Executive receives a base salary and statutory superannuation contributions, as prescribed under the Superannuation Guarantee legislation, together with certain STI payments based on achievement of Key Performance Indicators, as agreed with the Chief Executive Officer from time to time;
- the Executive may resign from his / her position and terminate the contract by giving up to three months written notice;
- the Company may terminate the contract by providing up to three months written notice or payment in lieu of notice; and
- the Company may terminate the contract without notice in the event of serious misconduct. In this instance, entitlements to both STI and LTI payments are forfeited and will lapse.

There are no employment contracts in place with any Non-Executive Director of the Company.

26

REMUNERATION REPORT (cont.)

Remuneration of Key Management Personnel ("KMP")

		Short-term		Post-employment	Other long term	Share-based	
		Salary/fees	Other	Superannuation*	benefits	Options	Totals
Name and title of	Year	$	$	$	$	$	$
Non-Executive Directors							
Dr Malcolm R. Brandon	**2016**	**89,303**	**-**	**8,484**	**-**	**-**	**97,787**
Non-Executive Chairman	2015	87,125	-	8,277	-	-	95,402
Grahame Leonard AM	**2016**	**54,967**	**-**	**5,222**	**-**	**-**	**60,189**
	2015	53,626	-	5,094	-	-	58,720
Dr Paul Kasian	**2016**	**54,967**	**-**	**5,222**	**-**	**-**	**60,189**
	2015	53,626	-	5,094	-	-	58,720
Dr Lindsay Wakefield[1]	**2016**	**54,967**	**-**	**5,222**	**-**	**-**	**60,189**
	2015	41,251	-	3,919	-	-	45,170
David Carter[2]	**2016**	**-**	**-**	**-**	**-**	**-**	**-**
	2015	18,907	-	1,796	-	-	20,703
Dr Mervyn Cass[3]	**2016**	**-**	**-**	**-**	**-**	**-**	**-**
	2015	22,344	-	2,123	-	-	24,467
Prof Ian McKenzie[3]	**2016**	**-**	**-**	**-**	**-**	**-**	**-**
	2015	21,554	-	2,048	-	-	23,602
Totals	**2016**	**254,204**	**-**	**24,150**	**-**	**-**	**278,354**
	2015	298,433	-	28,351	-	-	326,784

Notes pertaining to changes during the year:

1. *Appointed to the Board in September 2014.*
2. *Appointed to the Board in September 2014 subsequently ceased to be a Director in January 2015.*
3. *Resigned from the Board effective November 2014.*

27

GENETIC TECHNOLOGIES ANNUAL REPORT 2016

DIRECTORS' REPORT (cont.)

REMUNERATION REPORT (cont.)

Remuneration of Key Management Personnel ("KMP") (cont.)

		Short-term		Post-employment	Other long term	Share-based		
		Salary/fees	Other	Super-annuation*	benefits**	Options***	Termination benefits	Totals
Name and title of	Year	$	$	$	$	$	$	$
Executives								
Eutillio Buccilli[4] *Executive Director & Chief Executive Officer*	**2016**	**307,500**	**83,800**	**32,062**	**15,519**	**26,623**	**-**	**465,504**
	2015	238,090	80,000	27,369	8,085	-	-	353,544
Luisa Ashdown[5] *Director, Licensing & IP*	**2016**	**6,856**	**-**	**2,964**	**(16,980)**	**-**	**53,795**	**46,635**
	2015	163,947	-	15,575	(20,672)	2,927	-	161,777
Diana Newport *Quality & Ops. Director*	**2016**	**103,343**	**-**	**11,242**	**(298)**	**1,373**	**-**	**115,660**
	2015	154,350	20,000	16,088	2,793	-	-	193,231
Dr Richard Allman[6] *Scientific Director*	**2016**	**158,875**	**11,900**	**16,518**	**8,317**	**2,747**	**-**	**198,357**
	2015	145,965	15,812	15,084	19,908	-	-	196,769
Brian Manuel[7] *Chief Financial Officer*	**2016**	**66,667**	**-**	**6,333**	**4,263**	**-**	**-**	**77,263**
	2015	8,333	-	792	737	-	-	9,862
Alison J. Mew[8] *Ex-Chief Executive Officer*	**2016**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	2015	137,164	25,000	15,401	(20,757)	-	-	156,808
Mark J. Ostrowski[9] *Ex-US Senior VP Sales and Marketing*	**2016**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	2015	170,631	-	-	1,052	(28,886)	-	142,797
Kevin Fischer[10] *Chief Financial Officer*	**2016**	**113,808**	**16,700**	**10,812**	**5,454**	**9,351**	**-**	**156,125**
	2015	-	-	-	-	-	-	-
Chris Saunders[11] *US-VP Sales & Marketing*	**2016**	**183,760**	**37,629**	**-**	**12,277**	**9,351**	**-**	**243,017**
	2015	-	-	-	-	-	-	-
Susan Gross[12] *US-Senior Medical Director*	**2016**	**5,944**	-	-	-	-	-	**5,944**
	2015	-	-	-	-	-	-	-
Sub-totals for Executives	**2016**	**946,753**	**150,029**	**79,931**	**28,552**	**49,445**	**53,795**	**1,308,505**
	2015	1,018,480	140,812	90,309	(8,854)	(25,959)	-	1,214,788
Total remuneration of Key Management Personnel	**2016**	**1,200,957**	**150,029**	**104,081**	**28,552**	**49,445**	**53,795**	**1,586,859**
	2015	1,316,913	140,812	118,660	(8,854)	(25,959)	-	1,541,572

Notes pertaining to changes during the year:

4. *Mr Buccilli was appointed to the Chief Executive Officer role in February 2015 prior to which he was the Chief Financial Officer. "Other" includes a bonus paid or payable in the amount of $83,800 at the discretion of the Board.*
5. *Ms Ashdown ceased to be an executive with effect from July 2015.*
6. *"Other" includes a bonus paid or payable to Dr Allman in the amount of $11,900 at the discretion of the Board.*
7. *Mr Manuel held the role of Chief Financial Officer until his resignation in October 2015.*
8. *Ms Mew held the role of Chief Executive Officer until her resignation in December 2014.*
9. *Mr Ostrowski held the role of US Senior Vice President Sales and Marketing until his resignation in January 2015.*
10. *Mr Fischer was appointed to the role of Chief Financial Officer in November 2015. "Other" includes a bonus payable in the amount of $16,700 at the discretion of the board.*
11. *Mr Saunders was appointed to the role of Vice President Sales & Marketing in November 2015. "Other" includes a bonus payable in the amount of $37,629 at the discretion of the board.*
12. *Dr Gross was engaged under a consulting agreement to perform the role of Senior Medical Director for Phenogen Sciences Inc (USA) in June 2016. Remuneration is by way of a fixed monthly consultancy fee for service provided on a part time basis.*

Referencing the previous two tables:

* *Post-employment benefits as per Corporations Regulation 2M.3.03(1) Item 7.*

** *Other long-term benefits as per Corporations Regulation 2M.3.03(1) Item 8.*

*** *Equity settled share-based payments as per Corporations Regulation 2M.3.03(1) Item 11.*

The details of those Executives nominated as Key Management Personnel under section 300A of the *Corporations Act 2001* have been disclosed in this Report. No other employees of the Company meet the definition of "Key Management Personnel" as defined in *IAS 24 / (AASB 124) Related Party Disclosures*, or "senior manager" as defined in the *Corporations Act 2001*.

28

REMUNERATION REPORT (cont.)

Options exercised, granted and forfeited as part of remuneration during the year ended 30 June 2016

Details of the options held by the Executives nominated as Key Management Personnel during the year ended 30 June 2016 are set out below. As at 30 June 2016, there were 5 executives and 5 employees who held options that had been granted under the Company's respective option plans.

Options Exercised

No options granted as equity compensation benefits to Executives were exercised during the year.

Options Granted

During the 2016 financial year 31,736,111 options were granted as equity compensation benefits to Executives.

Name of Executive	Options Granted	Exercise price	Fair value per option	Final vesting date
Eutillio Buccilli[1]	8,328,125	$0.02	$0.0161	24 Nov 2020
	3,131,944	$0.02	$0.0139	24 Nov 2020
	2,776,042	$0.02	$0.0100	24 Nov 2020
Dr. Richard Allman[2]	2,925,000	$0.02	$0.0112	31 Mar 2021
	1,100,000	$0.02	$0.0094	31 Mar 2021
	975,000	$0.02	$0.0065	31 Mar 2021
Diana Newport[3]	1,462,500	$0.02	$0.0112	31 Mar 2021
	550,000	$0.02	$0.0094	31 Mar 2021
	487,500	$0.02	$0.0065	31 Mar 2021
Kevin Fischer[4]	2,925,000	$0.02	$0.0161	24 Nov 2020
	1,100,000	$0.02	$0.0139	24 Nov 2020
	975,000	$0.02	$0.0100	24 Nov 2020
Chris Saunders[5]	2,925,000	$0.02	$0.0161	24 Nov 2020
	1,100,000	$0.02	$0.0139	24 Nov 2020
	975,000	$0.02	$0.0100	24 Nov 2020
Totals	31,736,111			

1. *Total of 14,236,111 options granted in November 2015 vesting in 3 tranches.*
2. *Total of 5,000,000 options Granted in March 2016 vesting in 3 tranches.*
3. *Total of 2,500,000 options Granted in March 2016 vesting in 3 tranches.*
4. *Total of 5,000,000 options Granted in November 2015 vesting in 3 tranches.*
5. *Total of 5,000,000 options Granted in November 2015 vesting in 3 tranches.*

The options granted to Executives during 2016 are exercisable at any time after the date on which the Option meets its vesting conditions, namely the 3 month volume weighted average price (VWAP) of shares as traded on the ASX as follows (subject to any adjustments in the vesting conditions as contained in the option terms):

Tranche Number	Vesting Condition – VWAP Price
1	$0.05
2	$0.10
3	$0.20

Fair values at grant date have been determined independently using a Monte Carlo Simulation method that takes into account the exercise price, the VWAP hurdle (preceding 3 month price), the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

29

GENETIC TECHNOLOGIES ANNUAL REPORT 2016

DIRECTORS' REPORT (cont.)

REMUNERATION REPORT (cont.)

Options exercised, granted and forfeited as part of remuneration during the year ended 30 June 2016 (cont.)

Options Forfeited

During the 2016 financial year 1,500,000 options previously granted as equity compensation benefits to Executives were forfeited. These options were forfeited due to resignation.

Name of Executive	Number forfeited	Fair value per option	Final vesting date
Luisa Ashdown[6]	(500,000)	$0.1010	31 March 2016
	(1,000,000)	$0.1053	31 July 2016
Totals	(1,500,000)		

6. *Granted in April and September 2011 respectively.*

The options that were forfeited during the year were issued under the Employee Share plan and vested in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively. Fair values of these options at grant date were independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

Options exercised, granted and forfeited as part of remuneration during the year ended 30 June 2015

During the 2015 financial year 2,500,000 options were granted as equity compensation benefits to Executives, all of which were subsequently forfeited due to resignation.

Option holdings of Key Management Personnel

30 June 2016

	Number of options					Vesting as at year end			
Name of option holder	Opening balance	Granted	Exercised	Lapsed	Closing balance	Exercisable	Not exercisable	Financial year in which options vest	Fair Value yet to vest $
Executive									
Eutillio Buccilli	-	14,236,111	-	-	14,236,111	-	14,236,111	*	205,377
Luisa Ashdown	1,000,000	-	-	(1,000,000)	-	-	-	-	-
Luisa Ashdown	500,000	-	-	(500,000)	-	-	-	-	-
Diana Newport	-	2,500,000	-	-	2,500,000	-	2,500,000	*	24,719
Richard Allman	-	5,000,000	-	-	5,000,000	-	5,000,000	*	49,438
Kevin Fischer	-	5,000,000	-	-	5,000,000	-	5,000,000	*	72,133
Chris Saunders	-	5,000,000	-	-	5,000,000	-	5,000,000	*	72,133
Totals	1,500,000	31,736,111	-	(1,500,000)	31,736,111	-	31,736,111		423,800

* *Options vest and are exercisable at any time after the date on which they meet the vesting conditions as described above.*

30

REMUNERATION REPORT (cont.)

Option holdings of Key Management Personnel (cont.)

30 June 2015

	Number of options					Vesting as at year end			
Name of option holder	Opening balance	Granted	Exercised	Lapsed	Closing balance	Exercisable	Not exercisable	Financial year in which options vest	Fair Value yet to vest $
Executive									
Mark J. Ostrowski**	2,400,000	-	-	(2,400,000)	-	-	-	-	-
Mark J. Ostrowski	-	2,500,000	-	(2,500,000)	-	-	-	-	-
Luisa Ashdown	1,000,000	-	-	-	1,000,000	1,000,000	-	2015	-
Luisa Ashdown	500,000	-	-	-	500,000	500,000	-	2014	-
Totals	3,900,000	2,500,000	-	(4,900,000)	1,500,000	1,500,000	-		-

** *Mr Ostrowski held the role of KMP until his resignation in January 15.*

Shareholdings of Key Management Personnel

30 June 2016

	Number of shares				
Shares held in Genetic Technologies Limited	Opening balance	Bought	Sold	Acquired on exercise of convertible notes	Closing balance
Director					
Dr Malcolm Brandon	-	-	-	-	-
Mr Eutillio Buccilli	-	-	-	-	-
Mr Grahame Leonard AM	2,000,000	4,000,000	-	-	6,000,000
Dr Paul Kasian	256,410	-	-	-	256,410
Dr Lindsay Wakefield	15,325,263		-	-	15,325,263
Executive					
Brian Manuel[1]	-	-	-	-	-
Dr. Richard Allman	-	-	-	-	-
Diana Newport	-	-	-	-	-
Luisa Ashdown[2]	12,500	-	-	-	12,500
Kevin Fischer	-	-	-	-	-
Chris Saunders	-	-	-	-	-
Totals	17,594,173	4,000,000	-	-	21,594,173

1. *Mr Manuel was a KMP from the start of the year to October 2015.*
2. *Ms Ashdown was a KMP from the start of the year to July 2015.*

There were no loans to/from Key Management Personnel during the financial years ending 2016 and 2015.

End of Remuneration Report

GENETIC TECHNOLOGIES ANNUAL REPORT 2016
31

DIRECTORS’ REPORT (cont.) AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES Auditor independence The Directors of Genetic Technologies Limited have received an independence declaration from PricewaterhouseCoopers, the Company’s auditor, as reproduced immediately following the Directors’ Declaration on page 71 of the Financial Report. Non-audit services During the financial year, the following fees were paid or payable to the auditors of Genetic Technologies Limited and its subsidiaries in respect of both audit and non-audit services: Consolidated 2016 $ 2015 $ 1. Audit fees consist of services that would normally be provided in connection with statutory & regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide such as comfort letters. ENVIRONMENTAL REGULATION The Company is not aware of any breaches of any environmental regulation during the 2016 financial year. ROUNDING OF AMOUNTS The Company is of a kind referred to in ASIC Corporations (Rounding in Financial/ Director’s reports) Instrument 2016/191, issued by the Australian and Securities and Investments Commission, relating to the “rounding off” of amounts in the Directors’ Report. Amounts in the Directors’ Report have been rounded off in accordance with that Class order to the nearest dollar. PROCEEDINGS ON BEHALF OF THE COMPANY No proceedings have been brought or intervened in or on behalf of the Company with leave to the Court under section 237 of the Corporations Act 2001. 32 Audit and assurance services PricewaterhouseCoopers in respect of: Audit1 334,560 558,360 Other audit firms in respect of: Audit of the Financial Reports of subsidiaries 5,868 2,539 Total remuneration in respect of audit services 340,428 560,899

DIRECTORS' MEETINGS

Meeting attendances

The number of meetings of Directors (including the meetings of Sub-Committees of the Board) held during the financial year, and the number of such meetings attended by each Director, were as follows:

	Directors' meetings		Audit Committee meetings		Remuneration Committee meetings	
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr Malcolm Brandon	12	13	-	-	-	-
Mr Eutillio Buccilli	12	13	-	-	2	2
Mr Grahame Leonard A.M.	12	13	4	4	-	-
Dr Paul Kasian	13	13	4	4	2	2
Dr Lindsay Wakefield	12	13	4	4	2	2

Sub-committee membership

As at the date of this Report, the composition of the Sub-Committees are:

Audit Committee	Remuneration Committee
Mr Grahame Leonard AM *Chairman of the Committee*	Dr Lindsay Wakefield *Chairman of the Committee*
Dr Paul Kasian	Dr Paul Kasian
Dr Lindsay Wakefield	Mr Eutillio Buccilli

Signed in accordance with a resolution of the Directors.

DR. MALCOLM R. BRANDON
Chairman

Melbourne, 29 August 2016

33
GENETIC TECHNOLOGIES ANNUAL REPORT 2016

CORPORATE GOVERNANCE STATEMENT Genetic Technologies Limited (the “Company”) and its Board are committed to achieving the leading standards of corporate governance. Reference is made to the revised Corporate Governance Principles and Recommendations issued and revised from time to time by the ASX Corporate Governance Council. The Board believes that all concepts of the revised Principles and Recommendations have been satisfied, however the Board is realistic with respect to the relative size and nature of the Company and have implemented the Recommendations accordingly. The Company endeavours to ensure exceptions to the guidelines do not have negative impact on the best interests of shareholders. While in most respects the Company complies with the Recommendations, it is recognised that the development and implementation of policies and practices is an ongoing process that evolves with the needs of the business and its stakeholders. ASX Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The Company therefore advises that the current corporate governance statement and a summary of its main corporate governance practices may be found via the following link on the Company’s website: http://www.gtgcorporate.com/investor-centre/corporate-governance 34

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR ENDED 30 JUNE 2016 Consolidated 2016 2015 Notes $ $ The above consolidated statement of comprehensive income/ (loss) should be read in conjunction with the accompanying notes. 35 GENETIC TECHNOLOGIES ANNUAL REPORT 2016 Revenue from operations – genetic testing services 824,586 2,011,918 Less: cost of sales4 (743,060) (891,243) Gross profit from operations – genetic testing services 81,526 1,120,675 Other revenue5 300,548 1,027,151 Other income6 492,037 370,557 Gain on disposal of business7 - 1,396,798 Selling and marketing expenses (3,186,497) (4,504,299) General and administrative expenses (3,429,357) (4,222,988) Licensing, patent and legal costs (103,581) (435,418) Laboratory and research and development costs (2,584,752) (2,851,665) Finance costs (28,889) (264,694) Fair value gain/(loss) on financial liabilities at fair value through profit/loss - 349,246 Fair value loss on ImmunAid option fee - (795,533) Loss from operations before income tax expense (8,458,965) (8,810,170) Income tax expense9 - - Loss for the year (8,458,965) (8,810,170) Other comprehensive profit Items that may be reclassified to profit or loss Exchange gains on translation of controlled foreign operations 1,307,219 414,005 Other comprehensive profit for the year, net of tax 1,307,219 414,005 Total comprehensive loss for the year (7,151,746) (8,396,165) Loss for the year is attributable to: Owners of Genetic Technologies Limited (8,458,965) (8,810,170) Total loss for the year (8,458,965) (8,810,170) Total comprehensive loss for the year is attributable to: Owners of Genetic Technologies Limited (7,151,746) (8,396,165) Total comprehensive loss for the year (7,151,746) (8,396,165) Loss per share attributable to owners of the Company and from operations: Basic loss per share (cents per share)10 (0.49) (0.82) Diluted loss per share (cents per share)10 (0.49) (0.82)

CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2016 Consolidated 2016 2015 Notes $ $ The above consolidated balance sheet should be read in conjunction with the accompanying notes. 36 ASSETS Current assets Cash and cash equivalents11 11,179,687 18,341,357 Trade and other receivables12 630,773 714,951 Prepayments and other assets13 320,610 509,788 Total current assets 12,131,070 19,566,096 Non-current assets Property, plant and equipment14 550,139 417,595 Intangible assets15 608,477 736,041 Total non-current assets 1,158,616 1,153,636 Total assets 13,289,686 20,719,732 LIABILITIES Current liabilities Trade and other payables16 837,983 1,180,256 Financial liabilities at fair value through profit or loss19 - 25,000 Provisions17 494,206 529,907 Total current liabilities 1,332,189 1,735,163 Non-current liabilities Provisions17 74,308 25,321 Total non-current liabilities 74,308 25,321 Total liabilities 1,406,497 1,760,484 Net assets 11,883,189 18,959,248 EQUITY Contributed equity20 115,272,576 115,247,128 Reserves21 6,054,861 4,697,403 Accumulated losses22 (109,444,248) (100,985,283) Total equity 11,883,189 18,959,248

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2016 Consolidated 2016 2015 Notes $ $ The above consolidated statement of cash flows should be read in conjunction with the accompanying notes. 37 GENETIC TECHNOLOGIES ANNUAL REPORT 2016 Cash flows from / (used in) operating activities Receipts from customers 1,482,970 2,855,599 Payments to suppliers and employees (9,276,907) (12,583,957) Interest received 67,099 39,951 Interest and finance charges paid - (3,121) Net cash flows used in operating activities11 (7,726,838) (9,691,528) Cash flows (used in)/from investing activities Proceeds from the sale of plant and equipment 7,131 57,119 Purchases of plant and equipment (303,462) (192,592) Proceeds from the sale of business - 2,100,895 Net cash flows (used in)/ from investing activities (296,331) 1,965,422 Cash flows (used in)/ from financing activities Proceeds from the issue of shares - 23,289,927 Equity transaction costs (1,654) (2,572,664) Proceeds from borrowings - 2,150,000 Net cash flows (used in)/ from financing activities (1,654) 22,867,263 Net (decrease)/ increase in cash and cash equivalents (8,024,823) 15,141,157 Cash and cash equivalents at beginning of year 18,341,357 2,831,085 Net foreign exchange difference 863,153 369,115 Cash and cash equivalents at end of year11 11,179,687 18,341,357

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2016 Contributed equity Accumulated losses Total Equity Reserves Consolidated $ $ $ $ Balance at 30 June 2014 90,080,492 3,922,140 (92,175,113) 1,827,519 Loss for the year - - (8,810,170) (8,810,170) Other comprehensive profit - 414,005 - 414,005 Total comprehensive income / loss - 414,005 (8,810,170) (8,396,165) Transactions with owners in their capacity as owners Contributions of equity (net of transaction costs) 20,659,527 - - 20,659,527 Value of shares issued on conversion of convertible notes 4,507,109 - - 4,507,109 Share-based payments - 303,522 - 303,522 Transaction costs on placement of shares - 57,736 - 57,736 25,166,636 361,258 - 25.527,894 Balance at 30 June 2015 115,247,128 4,697,403 (100,985,283) 18,959,248 The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes. 38 Loss for the year --(8,458,965)(8,458,965) Other comprehensive profit -1,307,219-1,307,219 Total comprehensive loss -1,307,219(8,458,965)(7,151,746) Transactions with owners in their capacity as owners Value of shares issued on conversion of convertible notes 25,448--25,448 Share-based payments -50,239-50,239 25,44850,239-75,687 Balance at 30 June 2016 115,272,5766,054,861(109,444,248)11,883,189

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2016 1. CORPORATE INFORMATION The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended 30 June 2016 was authorised for issue in accordance with a resolution of the Directors dated 29 August 2016. Genetic Technologies Limited is incorporated in Australia and is a company limited by shares. The Directors have the power to amend and reissue the financial statements. The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Capital Market under the ticker GENE. 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (a) Basis of preparation This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. Compliance with IFRS The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Historical cost convention These financial statements have been prepared under the historical cost convention except for financial assets and liabilities (including derivative instruments) which are measured at fair value. Critical accounting estimates The preparation of financial statements requires the use of certain critical accounting estimates. It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are critical to the financial statements, are disclosed in Note 3. Going concern For the year ending 30 June 2016, the Group incurred a total comprehensive loss of $7,151,746 (2015: $8,396,165) and net cash outflow from operations of $7,726,838 (2015: $9,691,528). As at 30 June 2016 the Company held total cash and cash equivalents of $11,179,687. During the 2017 financial year, the Directors expect increased cash outflows from operations as the Company continues to invest resources in expanding the research & development and sales & marketing activities in support of BREVAGenplus in the U.S. As a result of these expected cash outflows, the Directors intend to raise new equity funding within the next twelve months in order to ensure the Company continues to hold adequate levels of available cash resources to meet creditors and other commitments. The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of the planned equity raising. Due to the uncertainty surrounding the timing, quantum or the ability to raise additional funds via the issuance of new equity, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business. However, the Directors believe that the Company will be successful in the above matters and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern. As a U.S. SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company Oversight Board (“PCAOB”) standards. References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards. 39 GENETIC TECHNOLOGIES ANNUAL REPORT 2016

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2016 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (b) New accounting standards and interpretations (i) Standards and Interpretations affecting amounts reported in the current period (and/or prior period) The group has not applied any new standards or amendments for the first time for their annual reporting period commencing 1 July 2015. (ii) Standards and Interpretations in issue but not yet adopted In respect of the year ended 30 June 2016, the Group has assessed all new Australian accounting standards, and the IFRS equivalent, mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements. There has been no effect on the profit and loss or the financial position of the Group. Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2016 reporting periods. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below. Title of Standard Summary and impact on Group’s financial statements Application date of the standard Application date for Group for financial year ending AASB 9 Financial Instruments AASB 9 Financial Instruments replaces AASB 139 and addresses and classification, measurement and derecognition of financial assets and liabilities. It also addresses the new hedge accounting requirements, including changes to hedge effectiveness, treatment of hedging costs and risk components that can be hedged. AASB 9 introduces a new expected loss impairment model that will require entities to account for expected credit losses at the time of recognising the asset. The Group does not expect the adoption of the new standard to have a material impact on its classification and measurement of the financial assets and liabilities or its results on adoption of the new impairment model. The new standard will result in extended disclosures in the financial statements. The Group has decided not to early adopt AASB 9. 1 January 2018 30 June 2019 AASB 15 Revenue from Contracts with Customers AASB 15 provides a single, principles based five-step model to be applied to all contracts with customers. The five steps in the model are as follows: 1. identify contracts with customers 2. identify the separate performance obligations 3. determine the transaction price of the contract 4. allocate the transaction price to each of the separate performance obligations, and 5. recognise the revenue as each performance obligation is satisfied. Guidance is provided on topics such as the point in which revenue is recognised, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. The Group is assessing the impact of the new standard on its revenue recognition policy. 1 January 2018 30 June 2019 AASB 16 Leases AASB 16 will primarily affect the accounting by lessees and will result in the recognition of almost all leases on the balance sheet. The standard removes the current distinction between operating and financing leases and requires recognition of an asset (the right to use the leased item) and financial liability to pay rentals for almost all of the lease contracts. The accounting by lessors, however, will not significantly change. The new standard will result in extended disclosures in the financial statements. The Group has decided not to early adopt AASB 16 1 January 2019 30 June 2020 There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions. 40

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (c) Principles of consolidation Subsidiaries The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at 30 June 2016 and the results of all subsidiaries for the year then ended. Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”. Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement within the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains / losses on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Group’s policies. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of changes in equity, respectively. (d) Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer. (e) Parent entity financial information The financial information for the parent entity, Genetic Technologies Limited has been prepared on the same basis as the consolidated financial statements, except that investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited. Loans to subsidiaries are written down to their recoverable value as at balance date. (f) Foreign currency translation The functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD). Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the statement of comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined. The functional currencies of the Company’s three overseas subsidiaries are as follows: » GeneType AG – Swiss francs (CHF) » GeneType Corporation – United States dollars (USD) » Phenogen Sciences Inc. – United States dollars (USD) As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions. The exchange differences arising on the retranslation are recognised in other comprehensive income and taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income. (g) Earnings per share (“EPS”) Basic EPS is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year. Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. 41 GENETIC TECHNOLOGIES ANNUAL REPORT 2016

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2016 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (h) Revenue recognition Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured. Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax. The following recognition criteria must also be met before revenue is recognised: Genetic testing revenues The Company operates facilities which provide genetic testing services. The Company recognises revenue from the provision of these services when the services have been completed. License fees, royalties and annuities received The Company licenses the use of its patented genetic technologies. License fee income is recorded either upfront where the Group has no future obligations or over the license term where the Group has future obligations based on the execution of a binding agreement. The Group does not grant refunds to its customers. Royalties and annuities arising from the above licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured. Interest received Revenue is recognised as the interest accrues using the effective interest method. Research and development tax incentive The Australian government replaced the research and development tax concession with research and development (R&D) tax incentive from 1 July 2011. The R&D tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than $20 million. Management has assessed the Group’s activities and expenditure to determine which are likely to be eligible under the incentive scheme. The Group accounts for the R&D tax incentive as a government grant. The grant is recognised as other income over the period in which the R&D expense is recognised. (i) Share-based payment transactions The fair value of options granted under an Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the vesting period over which all of the specified vesting conditions are to be satisfied. The fair value at grant date is determined by management with the assistance of an independent valuer, using a Black-Scholes option pricing model or a Monte Carlo simulation analysis. The total amount to be expensed is determined by reference to the fair value of the options granted; » including any market performance conditions (e.g. the entities share price) » excluding the impact of any service and non-market performance vesting conditions (e.g. remaining an employee over a specified time period) The cumulative employee benefits expense recognised at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. This opinion is formed based on the best information available at balance date. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as at the date of modification. Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. The Company’s policy is to treat the options of terminated employees as forfeitures. 42

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (j) Income tax The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity. Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively. Tax consolidation legislation Genetic Technologies Limited (“GTG”) and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation. The head entity, GTG, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right. In addition to its own current and deferred tax amounts, GTG also recognises the current tax assets / liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated group. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries. (k) Other taxes Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet. Cash flows are included in the cash flow statement on a gross basis and the GST component arising from investing and financing activities, which is recoverable from / payable to the taxation authority, are classified as operating cash flows. (l) Withholding tax The Group generates revenues from the granting of licenses to parties resident in overseas countries. Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax. In such cases, revenues are recorded net of any withholding tax deducted. 43 GENETIC TECHNOLOGIES ANNUAL REPORT 2016

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2016 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (m) Finance costs Finance costs are recognised using the effective interest rate method. (n) Cash and cash equivalents Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of 3 months or less. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above. Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. (o) Trade and other receivables Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired. Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due. The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors. (p) Inventories Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value. Inventory costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges. Costs are assigned on the basis of weighted average cost. (q) Performance bonds and deposits Performance bonds and deposits include cash deposits held as security for the performance of certain contractual obligations. (r) Property, plant and equipment Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the estimated useful life of the respective asset as follows: » Laboratory equipment – 3 to 5 years » Computer equipment – 3 years » Office equipment – 3 to 5 years » Leasehold improvements – lease term, being between 1 and 3 years Costs relating to day-to-day servicing of any item of property, plant and equipment are recognised in profit or loss as incurred. The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement, with the replacement parts being subsequently written off. (s) Intangible assets Patents Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being 10 years. External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred. Research and development costs Costs relating to research activities are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured. 44

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (t) Impairment of assets The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease. An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. (u) Leases and hire purchase agreements Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the financed item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss. Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement. Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term. (v) Employee benefits (i) Short-term obligations Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave. Liabilities arising in respect of wages and salaries, expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable. (ii) Other long-term employee benefit obligations The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the reporting period in which the employee renders the related service. They are therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur. (iii) Retirement benefit obligations The Group does not have any defined benefit funds. Statutory contributions to defined contribution superannuation funds are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available. Statutory contributions are legally enforceable in Australia. 45 GENETIC TECHNOLOGIES ANNUAL REPORT 2016

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2016 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (w) Provisions Provisions for legal claims, service claims and make good obligations are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost. (x) Trade and other payables Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days. (y) Contributed equity Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the proceeds received. The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees. (z) Financial assets and liabilities During the year ended 30 June 2015, the Group acquired both a financial asset and liability at fair value through profit or loss. Financial assets and liabilities at fair value through profit or loss are initially recognised at fair value on the date a contract is entered into and are subsequently remeasured to their fair value and at the end of each reporting period. The accounting for subsequent changes in fair value is recognised in profit or loss. (aa) Business combinations The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. All costs relating to acquisitions are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. 46

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below.

Impairment of intangible assets

The Group determines whether intangible assets are impaired on at least an annual basis, in accordance with the accounting policies stated in Note 2(s). This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted. Management determined the fair value by engaging an independent valuer using a Black-Scholes and Monte Carlo simulation options pricing model.

Useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents). In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary.

Revenue from the sale of BREVAGen tests

In accordance with revenue recognition principles, the Group recognises the revenue from the sale of BREVAGen and BREVAGen*plus* test on an accruals basis. This requires the Group to estimate the amount of revenue expected to be received based on the historical data of amounts received from tests sold since the launch of BREVAGen and BREVAGen*plus*. The accrual estimate may be impacted by the recoverability of the amounts via the U.S. healthcare reimbursement system.

	Consolidated	
	2016	2015
	$	$

4. COST OF SALES

	2016 $	2015 $
Inventories used	**159,256**	462,908
Direct labour costs	**199,114**	347,745
Depreciation expense	**60,249**	55,818
Inventories written off[1]	**324,441**	24,772
Total cost of sales	**743,060**	891,243

1. *Inventories written off include $218,178 (2015: $nil) of items that expired during the year.*

5. OTHER REVENUE

	2016 $	2015 $
License fees received[2]	**252,707**	938,471
Royalties and annuities received	**47,841**	88,680
Total other revenue	**300,548**	1,027,151

2. *License fees received includes $149,837 (2015: $781,108) of licensing income from Applera Corporation. This agreement ended in December 2015.*

GENETIC TECHNOLOGIES ANNUAL REPORT 2016
47

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2016 (cont.) Consolidated 2016 2015 $ $ 6. OTHER INCOME 7. GAIN ON SALE OF BUSINESS Proceeds from sale of business 2,100,895 Trade and other receivables (190,990) Prepayments and other assets (220,785) Net value of fixed assets (176,065) Goodwill (315,388) Deferred revenue 51,952 Current provisions 120,989 Long term provisions 26,190 Total gain on sale of business 1,396,798 On 19 November 2014, the Company announced that it had completed the sale of its heritage Australian Genetics business to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. Under the terms of sale, SDS acquired the Australian Genetics business for $2,100,895 (net of employee entitlements and inclusive of GST) in cash. The gain on disposal as recognised in the Consolidated Statement of Comprehensive Income is $1,396,798 the details of which are noted above. 8. EXPENSES 48 Amortisation of intangible assets 127,564 127,564 Depreciation of fixed assets 262,510 104,639 Net foreign currency losses 427,574 200,243 Employee benefits expenses 3,774,770 5,470,007 Operating lease expenses 312,586 404,638 Research and development expenses 395,539 728,592 Net profit on disposal of plant and equipment 7,132 3,843 Research and development tax incentive 359,803 111,188 Interest income 67,100 39,951 Rental income 58,002 215,575 Total other income and expenses 492,037 370,557

	Consolidated	
	2016	2015
	$	$

9. INCOME TAX

Reconciliation of income tax expense to prima facie tax payable		
Loss before income tax expense	**(8,458,965)**	(8,810,170)
Tax at the Australian tax rate of 28.50% (2015: 30%)	**(2,410,805)**	(2,643,051)
Tax effect amounts which are not deductible / (taxable) in calculating taxable income		
Net impairment losses and other write-downs	**-**	98
Share-based payments expense	**14,318**	91,057
Fair value (gains)/ loss on financial liabilities at fair value through profit or loss	**-**	(104,774)
Research and development tax incentive	**116,800**	78,673
Disposal of Heritage business	**-**	41,091
Tax effect of inter-company transactions	**-**	5,370
Withholding tax expense	**849**	5,484
Other non-deductible items	**1,450**	2,032
	(2,277,388)	(2,524,020)
Difference in overseas tax rates	**(225,070)**	(138,687)
Under /(over) provision	**10,583**	(7,849)
Research and development tax credit	**(102,544)**	(33,356)
Tax losses not recognised	**2,594,419**	2,703,912
Income tax expense	**-**	-
Net deferred tax assets		
Deferred tax assets not recognised		
ImmunAid option fee	**-**	150,000
Property, plant & equipment	**3,517**	9,067
Capital raising costs	**531,646**	849,649
Applera settlement	**-**	44,945
Intangible assets	**1,978,065**	2,185,263
Provisions	**209,643**	226,568
Other	**-**	86,830
Total deferred tax assets	**2,722,871**	3,552,322
Deferred tax liabilities not recognised		
Prepayments	**-**	355
Total deferred tax liabilities	**-**	355
Net deferred tax assets on temporary differences not brought to account	**(2,722,871)**	(3,551,967)
Total net deferred tax assets	**-**	-
Tax losses		
Unused tax losses for which no deferred tax asset has been recognised	**74,107,688**	63,780,030
Potential tax benefit @ 28.50% (2015: 30%)	**21,120,691**	19,134,010

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

At 30 June 2016, the group had a potential tax benefit related to tax losses carried forward of $21,120,691. Such amount includes net losses of $ 6,970,091 related to subsidiaries in the United States (U.S.) which would expire after 20 years starting in 2030. The remaining tax losses carried forward of $ 14,150,600 are indefinite and are attributable to the Group's operations in Australia. As such the total unused tax losses available to the Group, equal $21,120,691.

49

GENETIC TECHNOLOGIES ANNUAL REPORT 2016

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2016 9. INCOME TAX (cont.) As at balance date, there are unrecognised tax losses with a benefit of approximately $21,120,691 (2015: $19,134,010) that have not been recognised as a deferred tax asset to the Group. These unrecognised deferred tax assets will only be obtained if: (a) The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised; (b) The Group companies continue to comply with the conditions for deductibility imposed by the law; and (c) No changes in tax legislation adversely affect the Group companies from realising the benefit. Tax consolidation legislation Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from 1 July 2003. The accounting policy in relation to this legislation is set out in Note 2(j). The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited. The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the respective subsidiaries’ financial statements. The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. As at 30 June 2016, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2015: $nil). Consolidated 2016 2015 $ $ 10. LOSS PER SHARE The following reflects the income and share data used in the calculations of basic and diluted loss per share: Note: None of the 53,852,778 (2015: 24,241,667) options over the Company’s ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share. 50 Loss for the year attributable to the owners of Genetic Technologies Limited (8,458,965) (8,810,170) Weighted average number of ordinary shares used in calculating loss per share 1,715,214,158 1,072,803,358

Consolidated 2016 2015 $ $ 11. CASH AND CASH EQUIVALENTS 12. TRADE AND OTHER RECEIVABLES (CURRENT) Note: Trade and other receivables for the Group include amounts due in US dollars of USD 291,540 (2015: USD 373,137). Refer Note 31 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value. 51 GENETIC TECHNOLOGIES ANNUAL REPORT 2016 Trade receivables 392,521 524,580 Less: provision for doubtful debts - - Net trade receivables 392,521 524,580 Other receivables 238,252 190,371 Total net current trade and other receivables 630,773 714,951 Reconciliation of cash and cash equivalents Cash at bank and on hand 11,179,687 18,341,357 Total cash and cash equivalents 11,179,687 18,341,357 Reconciliation of loss for the year Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows: Loss for the year after income tax (8,458,965) (8,810,170) Adjust for non-cash items Amortisation and depreciation expenses 390,074 232,203 Interest on convertible notes converted to shares - 73,618 Share-based payments expense 50,239 303,522 Non-cash licensing revenue - (245,500) Non-cash rental income (58,002) - Net (gain)/loss on sale of business - (1,396,798) Fair value gains on financial assets at fair value through profit or loss - (349,246) Net (profit) / loss on disposal of plant and equipment (7,132) (3,843) Net foreign exchange (gains) / losses 412,579 200,243 Adjust for changes in assets and liabilities (Increase) / decrease in trade and other receivables 84,178 152,348 (Increase) / decrease in prepayments and other assets 189,178 (312,714) Increase / (decrease) in financial assets at fair value through profit or loss - 795,533 Increase / (decrease) in trade and other payables (342,273) (436,249) Increase / (decrease) in provisions 13,286 105,525 Net cash flows from / (used in) operating activities (7,726,838) (9,691,528) Financing facilities available As at 30 June 2016, the following financing facilities had been negotiated and were available: Total facilities Credit cards 311,269 306,750 Facilities used as at reporting date Credit cards (32,051) (25,708) Facilities unused as at reporting date Credit cards 279,218 281,042

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2016 (cont.) Consolidated 2016 2015 $ $ 13. PREPAYMENTS AND OTHER ASSETS (CURRENT) 14. PROPERTY, PLANT AND EQUIPMENT 52 Laboratory equipment, at cost 1,287,609 1,277,651 Less: accumulated depreciation (1,056,124) (914,050) Net laboratory equipment 231,485 363,601 Computer equipment, at cost 547,176 502,695 Less: accumulated depreciation (487,574) (456,902) Net computer equipment 59,602 45,793 Office equipment, at cost 167,564 167,564 Less: accumulated depreciation (164,527) (160,539) Net office equipment 3,037 7,025 Equipment under hire purchase, at cost 594,626 594,626 Less: accumulated depreciation (594,626) (594,626) Net equipment under hire purchase - - Leasehold improvements, at cost 452,487 111,873 Less: accumulated depreciation (196,472) (110,697) Net leasehold improvements 256,015 1,176 Total net property, plant and equipment 550,139 417,595 Reconciliation of property, plant and equipment Opening gross carrying amount 2,654,408 5,799,559 Add: additions purchased during the year 395,054 304,135 Less: disposals made during the year - (31,789) Less: disposals due to sale of business - (3,417,497) Closing gross carrying amount 3,049,462 2,654,408 Opening accumulated depreciation and impairment losses (2,236,813) (5,405,395) Add: disposals made during the year - 31,789 Add: disposals due to sale of business - 3,241,432 Less: depreciation expense charged (262,510) (104,639) Closing accumulated depreciation and impairment losses (2,499,323) (2,236,813) Total net property, plant and equipment 550,139 417,595 Prepayments 149,459 188,701 Inventories at the lower of cost and net realisable value 166,942 317,497 Performance bond and deposits 4,209 3,590 Total current prepayments and other assets 320,610 509,788

14. PROPERTY, PLANT AND EQUIPMENT (cont.) Reconciliation of movements in property, plant and equipment by asset category Opening net carrying amount Additions during year Depreciation expense Closing net carrying amount Asset category $ $ $ $ Laboratory equipment 363,601 9,958 (142,074) 231,485 Computer equipment 45,793 44,481 (30,672) 59,602 Office equipment 7,025 - (3,988) 3,037 Leasehold improvements 1,176 340,615 (85,776) 256,015 Totals 417,595 395,054 (262,510) 550,139 Consolidated 2016 2015 $ $ 15. INTANGIBLE ASSETS Remaining useful lives The assets associated with the BREVAGen breast cancer risk test have a remaining useful life of 5 years as at 30 June 2016. Disclosure of expenses The total amortisation expense charged during the year in respect of intangible assets of $127,564 is disclosed in the consolidated statement of comprehensive income under the headings of laboratory and research and development costs ($103,327) and licensing, patent and legal costs ($24,237). 16. TRADE AND OTHER PAYABLES (CURRENT) Note: Trade payables for the Group include amounts due in US dollars of USD 178,679 (2015: USD 232,733) and Swiss francs of CHF 2,702 (2015: CHF 2,082). Refer Note 31 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value. 53 GENETIC TECHNOLOGIES ANNUAL REPORT 2016 Trade payables 392,322 517,079 Other payables 270,504 232,497 Accrued expenses 175,157 430,680 Total current trade and other payables 837,983 1,180,256 Patents Patents, at cost 36,662,592 36,662,592 Less: accumulated amortisation (32,938,414) (32,914,177) Less: impairment losses (3,632,338) (3,632,338) Total net patents 91,840 116,077 Other intangible assets Assets associated with BREVAGen breast cancer risk test, at cost 1,033,273 1,033,273 Less: accumulated amortisation (516,636) (413,309) Total net other intangible assets 516,637 619,964 Total net intangible assets 608,477 736,041 Reconciliation of patents Opening net carrying amount 116,077 140,314 Less: amortisation expense charged (refer below) (24,237) (24,237) Total net patents 91,840 116,077 Reconciliation of other intangible assets Opening net carrying amount 619,964 723,291 Less: amortisation expense charged (refer below) (103,327) (103,327) Total net other intangible assets 516,637 619,964

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2016 (cont.) Consolidated 2016 2015 $ $ 17. PROVISIONS (CURRENT AND NON-CURRENT) Current provisions * Make good provision. Genetic Technologies Limited is required to restore the leased premises situated in Fitzroy, Melbourne to their original condition at the end of the lease terms. A provision has been recognised for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalised as part of the cost of leasehold improvements and are amortised over the shorter of the term of the lease or the useful life of the assets. See Note 2 (w) for the Group’s other accounting policies relevant to provisions. Note: The current provisions for annual leave and long service leave include a total amount of $298,846 (2015: $381,683) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date. 18. FINANCIAL LIABILITIES AT FAIR VALUE THROUGH THE PROFIT OR LOSS (CURRENT AND NON-CURRENT) Debt convertible notes During the year ended 30 June 2015 the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on 25 November 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes carried free attached options to purchase further shares in the Company. During the current financial year $25,000 (2015: $2,125,000) convertible notes plus capitalised interest were converted into 1,091,093 (2015: 150,961,041) ordinary shares of the Company. 54 Debt convertible notes at fair value - current - 25,000 Total financial liabilities at fair value through profit or loss - 25,000 Reconciliation of annual leave provision Balance at the beginning of the financial year 200,957 370,327 Add: obligation accrued during the year 260,434 380,804 Less: amount transferred on disposal of business - (66,623) Less: utilised during the year (238,291) (483,551) Balance at the end of the financial year 223,100 200,957 Reconciliation of long service leave provision Balance at the beginning of the financial year 354,271 426,556 (Less)/ Add: obligation accrued during the year (16,904) 42,949 Less: amount transferred due to sale of business - (80,558) Less: utilised during the year (83,543) (34,676) Balance at the end of the financial year 253,824 354,271 Annual leave 223,100 200,957 Long service leave 217,679 328,950 Make good* 53,427 - Total current provisions 494,206 529,907 Non-current provisions Long service leave 36,145 25,321 Make good* 38,163 - Total non-current provisions 74,308 25,321 Total provisions 568,514 555,228

19. FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

(i) Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognised and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the Accounting Standards. An explanation of each level follows:

(a) quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

(b) inputs other than prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2); and

(c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

The following table presents the Group's financial assets and financial liabilities measured and recognised at fair value as at 30 June 2016 and 2015. No level 1 or level 2 financial assets or liabilities were held by the Group as at 30 June 2016 and 2015.

	ImmunAid option financial asset	Convertible note (financial liabilities)
	$	$
Opening balance 1 July 2014	795,533	(2,502,384)
Additions	-	(2,150,000)
Conversions to equity	-	4,433,491
Exchange differences	-	(155,353)
Fair value gain/ (loss) recognized through profit and loss	(795,533)	349,246
Closing balance 30 June 2015	-[1]	(25,000)
Conversions to equity	-	25,000
Closing balance 30 June 2016	-[1]	-

1. *Management has recognised a fair value of $Nil for the ImmunAid financial asset as at 30 June 2016 (2015: $nil). The complete write down to $Nil of this asset was recorded as a fair value loss on financial assets at fair value through profit or loss in the Comprehensive Income Statement for the year ended 30 June 2015.*

The Group's policy is to recognise transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels 1 and 2 for recurring fair value measurements during the year, as the Company did not have any fair value assets or liabilities at 30 June 2016.

(ii) Valuation techniques used to derive level 2 and level 3 fair values

The Group obtains independent valuations for its financial assets and financial liabilities at least annually.

At the end of each reporting period, the directors update their assessment of the fair value of each asset and liability, taking into account the most recent independent valuations. The directors determine an assets or liabilities value range within a range of reasonable fair value estimates.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

(iii) Valuation processes

Convertible note

The value of the Convertible Note outstanding as at 30 June 2015 was calculated with reference to its face value, which approximates its fair value.

GENETIC TECHNOLOGIES ANNUAL REPORT 2016
55

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2016 (cont.) Consolidated 2016 2015 $ $ 20. CONTRIBUTED EQUITY Movements in shares on issue Shares $ Year ended 30 June 2015 Balance at the beginning of the financial year 613,918,492 90,080,492 Add: shares issued as part of private placements 621,574,062 21,445,427 Add: shares issued as part of the conversion of convertible notes 315,732,411 4,507,109 Add: shares issued on exercise of options 122,966,666 1,844,500 Less: transaction costs arising on share issue - (2,572,664) Add: shares issued in relation to a share-based payment (Note 25) 35,876,392 - Add/ (less): transaction costs on placement of shares (Note 25) 4,123,608 (57,736) Balance at the end of the financial year 1,714,191,631 115,247,128 Terms and conditions of contributed equity Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the Company. Capital management When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure to reduce the entity’s cost of capital. 56 Year ended 30 June 2016 Balance at the beginning of the financial year 1,714,191,631115,247,128 Add: shares issued as part of the conversion of convertible notes 1,091,09327,102 Less: transaction costs arising on share issue -(1,654) Balance at the end of the financial year 1,715,282,724115,272,576 Issued and paid-up capital Fully paid ordinary shares 115,272,576 115,247,128 Total contributed equity 115,272,576 115,247,128

Consolidated 2016 2015 $ $ 21. RESERVES Nature and purpose of reserves Foreign currency translation reserve This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. Share-based payments reserve This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration. 22. ACCUMULATED LOSSES 57 GENETIC TECHNOLOGIES ANNUAL REPORT 2016 Balance at the beginning of the financial year (100,985,283) (92,175,113) Add: net loss attributable to owners of Genetic Technologies Limited (8,458,965) (8,810,170) Balance at the end of the financial year (109,444,248) (100,985,283) Foreign currency translation 1,419,551 112,332 Share-based payments 4,635,310 4,585,071 Total reserves 6,054,861 4,697,403 Reconciliation of foreign currency translation reserve Balance at the beginning of the financial year 112,332 (301,673) Add: net currency translation gain / (loss) 1,307,219 414,005 Balance at the end of the financial year 1,419,551 112,332 Reconciliation of share-based payments reserve Balance at the beginning of the financial year 4,585,071 4,223,813 Add: share-based payments expense 50,239 303,522 Add: transaction costs on placement of shares - 57,736 Balance at the end of the financial year 4,635,310 4,585,071

NOTES TO THE FINANCIAL STATEMENTS (cont.)
FOR THE YEAR ENDED 30 JUNE 2016

23. OPTIONS

As at 30 June 2016, the following options over ordinary shares in the Company were outstanding.

	2016	Weighted average exercise price	2015	Weighted average exercise price
Unlisted employee options (refer below)	**33,486,111**	**$0.022**	3,875,000	$0.140
Unlisted options attached to convertible notes	**20,366,667**	**$0.015**	20,366,667	$0.015
	53,852,778	**$0.019**	24,241,667	$0.035

On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group. The options, which are granted at nil cost, are not transferable and are not quoted on the ASX. As at 30 June 2016, there were 5 executives and 5 employees who held options that had been granted under the Plans. Options granted under the Plans carry no rights to dividends and no voting rights.

The movements in the number of options granted under the Plans are as follows:

	2016	Weighted average exercise price	2015	Weighted average exercise price
Unlisted employee options				
Balance at the beginning of the financial year	**3,875,000**	**$0.140**	7,775,000	$0.151
Add: options granted during the year	**33,736,111**	**$0.022**	6,875,000	$0.040
Less: options exercised during the year	**-**	**-**	-	-
Less: options forfeited during the year	**(4,125,000)**	**$0.136**	(10,775,000)	$0.084
Less: options expired during the year	**-**	**-**	-	-
Balance at the end of the financial year	**33,486,111**	**$0.022**	3,875,000	$0.140

There were no options exercised under the Employee Option Plan during the year ended 30 June 2016 (2015: Nil).

The numbers of options outstanding as at 30 June 2016 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 26 for further information). The options tabled below are not listed on ASX.

Option description	2016	Weighted average exercise price	2015	Weighted average exercise price
Unlisted employee options				
GTGAM (expiring 31 July 2016)	**-**	**-**	1,000,000	$0.200
GTGAO (expiring 29 August 2017)	**-**	**-**	250,000	$0.140
GTGAW (expiring 31 March 2016)	**-**	**-**	1,250,000	$0.190
GTGAY (expiring 11 July 2018)	**-**	**-**	250,000	$0.110
GTGAA (expiring 31 May 2019)	**250,000**	**$0.040**	1,125,000	$0.040
GTGAD (expiring 14 September 2020)	**1,000,000**	**$0.058**	-	-
GTGAD (expiring 24 November 2020)	**24,236,111**	**$0.020**	-	-
GTGAD (expiring 31 January 2021)	**500,000**	**$0.039**	-	-
GTGAD (expiring 31 March 2021)	**7,500,000**	**$0.020**	-	-
	33,486,111	**$0.022**	3,875,000	$0.140
Unlisted options attached to convertible notes				
GTGAC (expiring 2 December 2018)	**20,366,667**	**$0.015**	20,366,667	$0.015
Balance at the end of the financial year	**53,852,778**	**$0.019**	24,241,667	$0.035
Exercisable at the end of the financial year	**20,450,000**	**$0.015**	23,033,334	$0.034

The weighted average remaining contractual life of options outstanding as at 30 June 2016 was 3.70 years (2015: 3.20 years).

58

24. SEGMENT INFORMATION

Identification of reportable segments

The Group has identified a sole operating segment as reported that is consistent with the internal reporting provided to the chief operating decision maker and is aligned to the one major revenue stream.

The Groups operating segment is summarised as follows:

Business segments

		Revenues and income			
		Sales	Other	Totals	Profit / (loss)
Segment		$	$	$	$
Operations	**2016**	**824,586**	**792,585**	**1,617,171**	**(8,458,965)**
	2015	2,011,918	2,794,506	4,806,424	(8,810,170)

		Assets	Liabilities	Amortisation /depreciation	Purchases of equipment
Segment		$	$	$	$
Operations	**2016**	**13,289,686**	**(1,406,497)**	**(390,074)**	**395,054**
	2015	20,719,732	(1,760,484)	(232,203)	304,135

Geographic information

- **Australia** – is the home country of the parent entity and the location of the Company's genetic testing and licensing operations.
- **USA** – is the home of Phenogen Sciences Inc. and GeneType Corporation.
- **Switzerland** – is the home of GeneType AG.

Geographic information

		Revenues and income			
		Sales	Other	Totals	Profit/(Loss)
		$	$	$	$
Australia	**2016**	**220**	**792,585**	**792,805**	**(4,241,451)**
	2015	910,740	2,794,358	3,705,098	(1,519,192)
USA	**2016**	**824,366**	**-**	**824,366**	**(4,197,368)**
	2015	1,101,178	148	1,101,326	(7,276,878)
Other	**2016**	**-**	**-**	**-**	**(20,146)**
	2015	-	-	-	(14,100)
Totals	**2016**	**824,586**	**792,585**	**1,617,171**	**(8,458,965)**
	2015	2,011,918	2,794,506	4,806,424	(8,810,170)

		Assets	Liabilities	Amortisation /depreciation	Purchases of Equipment
		$	$	$	$
Australia	**2016**	**12,553,539**	**(1,199,257)**	**(379,944)**	**382,893**
	2015	3,139,778	(1,532,911)	(219,784)	304,135
USA	**2016**	**733,168**	**(202,200)**	**(10,130)**	**12,161**
	2015	17,576,978	(224,917)	(12,419)	-
Other	**2016**	**2,979**	**(5,040)**	**-**	**-**
	2015	2,976	(2,656)	-	-
Totals	**2016**	**13,289,686**	**(1,406,497)**	**(390,074)**	**395,054**
	2015	20,719,732	(1,760,484)	(232,203)	304,135

59
GENETIC TECHNOLOGIES ANNUAL REPORT 2016

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2016 24. SEGMENT INFORMATION (cont.) Additional segment disclosures » Other revenues and income includes interest received of $67,099 (2015: $39,951). » Expenses - includes employee benefits expenses of $3,774,770 (2015: $5,470,007). » Assets - includes cash of $11,179,687 (2015: $18,341,357). » Liabilities - includes trade and other payables of $812,457 (2015: $1,102,974) and provisions of $568,514 (2015: $555,228). Included in the above figures are the following intersegment balances and transactions: Consolidated 2016 2015 $ $ Segment products and locations The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria however the key sales activities take place in the USA. Major customers During the years ended 30 June 2016 & 30 June 2015 there was no customer from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations. 25. SHARE BASED PAYMENTS (a) Employee option plan On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Group. During the year the following options over ordinary shares were granted pursuant the Employee Option Plan at no cost; (i) 2,000,000 options (2015: 6,875,000 options) to a number of employees of the Company’s US Subsidiary, Phenogen Sciences Inc. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three equal tranches after 12 months, 24 months, and 36 months from date of grant, respectively. The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows: 2016 2016 Grant Date 1 April 2016 25 November 2015 As at 30 June 2016, there were 5 employees who held options that had been granted under the Plan. The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. 60 Options issued 500,000 1,500,000 Dividend yield - - Historic volatility and expected volatility 80% 80% Option exercise price $0.039 $0.058 Weighted average exercise price $0.039 $0.058 Risk-free interest rate 1.93% 2.22% Expected life of an option 4.3 years 4.5 years Model used Black-Scholes Black-Scholes Loan payable (USA) and loan receivable (Australia) 512,816 16,948,601 Foreign exchange gain (USA) and foreign exchange loss (Australia) 1,750,759 3,823,791 Cost of sales (USA) and sales (Australia) 91,896 153,581

25. SHARE BASED PAYMENTS (cont.)

(a) Employee option plan (cont.)

(ii) 31,736,111 options (2015: nil) to a number of KMP with a market related vesting condition of share price growth. The options are exercisable at any time after the vesting conditions are met for a period of up to 5 years after granting. The vesting conditions that must be met before a tranche of Options shall vest, namely the 3 month VWAP at which the shares of the Company must be trading on the ASX, are $0.05, $ 0.10 and $0.20. The fair value of each option granted is estimated by an external valuer using a Monte Carlo simulation analysis as detailed in the table below:

	2016	2016
Grant Date	1 April 2016	25 November 2015
Options issued	**7,500,000**	24,236,111
Dividend yield	**-**	-
Historic volatility and expected volatility	**80%**	80%
Option exercise price	**$0.020**	$0.020
Weighted average exercise price	**$0.020**	$0.020
Risk-free interest rate	**1.93%**	2.22%
Expected life of an option	**4.3 years**	4.5 years
Model used	**Monte Carlo**	Monte Carlo

As at 30 June 2016, there were 5 executives who held options that had been granted under the Plan.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

(b) Other share based payments

During the previous financial year the Company entered into a Standby Equity Placement Facility Agreement with the Kentgrove Capital Growth Fund ("Kentgrove Capital"), an investment fund managed by Kentgrove Capital Pty Ltd, a Melbourne-based investment and advisory firm.

Key terms of the Standby Equity Placement Facility

- » Standby equity placement facility of up to A$24,000,000 with a maturity date 21 January, 2017.
- » Multiple placements permitted.
- » For each placement, shares are issued at a 5% discount to a volume weighted average price (VWAP) over the period of the placement.
- » A facility fee of 2.33% of the facility amount is payable, to be satisfied by the issue of shares. The facility fee, less 20%, will be rebated at termination or at maturity, pro rata for any amount of the facility that is unutilised.
- » The commencement fee rebate may be paid by cash or shares.

A total of 40,000,000 shares have been issued to Kentgrove Capital on commencement date of the facility agreement in January 2015. As at 30 June 2015, 10.31% of the facility has been utilised. There was no movement in this amount during the year ended 30 June 2016. Hence, 10.31% of 40,000,000 shares which amounted to $57,736 has been accounted for as transaction costs for the placements made by Kentgrove Capital. The remaining 89.69% of the 40,000,000 shares is accounted for as shares issued in relation to a share-based payment. This represents an option for Kentgrove Capital to acquire shares that the Company has granted to Kentgrove Capital. The option value has been determined through the use of a Black-Scholes option pricing model and the fair value of consideration paid and expensed for the 2015 year was $330,059. (2016: Nil)

(c) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated	
	2016	2015
	$	$
Options issued under employee option plan	**50,239**	(26,536)
Shares issued as consideration for standby equity placement facility	**-**	330,059
Total	**50,239**	303,523

61

GENETIC TECHNOLOGIES ANNUAL REPORT 2016

NOTES TO THE FINANCIAL STATEMENTS (cont.)
FOR THE YEAR ENDED 30 JUNE 2016

	Consolidated 2016 $	Consolidated 2015 $
26. COMMITMENTS AND CONTINGENCIES		
Operating lease expenditure commitments		
Minimum operating lease payments		
- not later than one year	**220,486**	75,536
- later than one year but not later than five years	**248,481**	-
- later than five years	**-**	-
Total minimum operating lease payments	**468,967**	75,536

As at 30 June 2016, the above operating leases related to the following premises that are currently occupied by the Group both of which are being renegotiated since balance date:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)
60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	31 August 2018	453,821
9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	31 October 2016	15,146
			Total	468,967

Apart from the above, there were no other commitments or contingencies as at 30 June 2016.

27. AUDITORS' REMUNERATION

	2016 $	2015 $
Audit and assurance services		
PricewaterhouseCoopers in respect of:		
Audit[1]	**334,560**	558,360
Other audit firms in respect of:		
Audit of the Financial Reports of subsidiaries	**5,868**	2,539
Total remuneration in respect of audit services	**340,428**	560,899

1. *Audit fees consist of services that would normally be provided in connection with statutory & regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide such as comfort letters.*

62

28. RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the year ended 30 June 2016, the only transactions between entities within the Group and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Phenogen Sciences Inc.

During the year ended 30 June 2016, Phenogen Sciences Inc, a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $91,676 (2015: $153,581). This transaction is eliminated on consolidation.

Debt convertible notes

As described in Note 20, during the previous year the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on 25 November 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company.

$125,000 of these convertible notes were issued to a holder associated with Dr Lindsay Wakefield, a Company director at the time of issue, on the same terms and conditions as other note holders. All of these convertible notes were converted during the year. The 8,333,333 share options attached to these convertible notes remain unexercised at the end of the year.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

Details of Directors and Key Management Personnel as at balance date

Directors	Executives
Dr Malcolm R. Brandon *(Non-Executive Chairman)*	Mr Kevin Fischer *(Chief Financial Officer)*
Mr Eutillio Buccilli *(Executive Director & Chief Executive Officer)*	Ms Diana Newport *(Quality and Business Operations Director)*
Mr Grahame Leonard AM *(Non-Executive)*	Dr Richard Allman *(Scientific Director)*
Dr Lindsay Wakefield *(Non-Executive)*	Mr Chris Saunders *(Vice President, Sales and Marketing – Phenogen)*
Dr Paul Kasian *(Non-Executive)*	Dr Susan Gross *(Senior Medical Director – Phenogen)*

	Consolidated	
	2016	2015
	$	$
Remuneration of Key Management Personnel		
Short-term employee benefits	**1,350,986**	1,457,725
Post-employment benefits	**104,081**	118,660
Share-based payments	**49,445**	(25,959)
Other long-term benefits	**28,552**	(8,854)
Termination benefits	**53,795**	-
Total remuneration of Key Management Personnel	**1,586,859**	1,541,572

GENETIC TECHNOLOGIES ANNUAL REPORT 2016

63

NOTES TO THE FINANCIAL STATEMENTS (cont.)
FOR THE YEAR ENDED 30 JUNE 2016

29. SUBSIDIARIES

The following diagram is a depiction of the Group structure as at 30 June 2016.


Genetic Technologies Limited
GeneType Corporation
100%
RareCellect Pty. Ltd.
100%
GeneType Pty. Ltd.
100%
Genetic Technologies Corporation Pty. Ltd.
100%
Phenogen Sciences Inc.
100%
GeneType AG
100%

Name of Group company	Incorporation details	Group interest (%)		Net carrying value ($)	
		2016	2015	2016	2015
Entities held directly by parent					
GeneType Pty. Ltd. (Dormant)	5 September 1990 Victoria, Australia	**100%**	100%	**-**	-
Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	11 October 1996 N.S.W., Australia	**100%**	100%	**2**	2
RareCellect Pty. Ltd. (Dormant)	7 March 2001 N.S.W., Australia	**100%**	100%	**10**	10
GeneType AG (Dormant)	13 February 1989 Zug, Switzerland	**100%**	100%	**1,350**	1,350
GeneType Corporation (Dormant)	18 December 1989 California, U.S.A.	**100%**	100%	**-**	-
Phenogen Sciences Inc. (BREVAGen)	28 June 2010 Delaware, U.S.A.	**100%**	100%	**11,006**	11,006
Total carrying value				**12,368**	12,368

64

30. PARENT ENTITY FINANCIAL INFORMATION Summary financial information The individual financial statements for the parent entity, Genetic Technologies Limited, disclose the aggregate amounts set out in the following table. 2016 2015 $ $ Related party information As at 30 June 2016, an amount of $56,788,897 (2015: $70,460,572) was receivable by the Company from its various subsidiaries and associates. As at the same date, an amount of $12,099,634 (2015: $12,670,195) was payable by the Company to its wholly-owned subsidiaries. All such loans are unsecured, generally interest free and there are no fixed terms of repayment. Financial risk management In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries. The balance of the provision as at 30 June 2016 was $55,931,892 (2015:$44,235,233). Contingent liabilities and commitments of the parent entity As at the date of this Report, the parent entity had no contingent liabilities or other commitments. 31. FINANCIAL RISK MANAGEMENT The Group’s activities expose it to a variety of financial risks such as credit risk, market risk (including foreign currency risk and interest rate risk) and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses different methods to measure the different types of risk to which it is exposed. These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk. Risk management is managed by the Executive under guidance provided by the Board of Directors via its Audit Committee, which provides guidance for overall risk management, as well as policies covering specific areas, such as credit risk, foreign exchange risk and interest rate risk. The Committee identifies and evaluates financial risks in close cooperation with the Group’s executive management. The Group’s principal financial instruments comprise cash and cash equivalents. The Group also has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations. The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts. It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group’s financial instruments are credit risk exposures, foreign currency risk, interest rate risk and liquidity risk. The policies for managing each of these risks are summarised below. Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2. 65 GENETIC TECHNOLOGIES ANNUAL REPORT 2016 Balance sheet Current assets 11,208,824 1,609,280 Total assets 12,989,540 28,623,265 Current liabilities 1,046,119 1,384,627 Total liabilities 13,220,062 14,080,143 Equity Contributed equity 115,272,576 115,247,127 Reserves (share-based payments) 2,820,633 2,770,395 Accumulated losses (118,323,731) (103,474,400) Total equity (230,522) 14,543,122 Total comprehensive loss (14,849,331) (671,257)

NOTES TO THE FINANCIAL STATEMENTS (cont.)
FOR THE YEAR ENDED 30 JUNE 2016

31. FINANCIAL RISK MANAGEMENT (cont.)

The Group holds the following financial instruments:

	Consolidated	
	2016	2015
	$	$
Financial assets		
Cash at bank / on hand	**11,179,687**	18,341,357
Trade and other receivables	**630,773**	714,951
Performance bond and deposits	**4,209**	3,590
Financial assets at fair value through profit or loss	**-**	-
Total financial assets	**11,814,669**	19,059,898
Financial liabilities		
Trade and other payables	**812,457**	1,102,974
Financial liabilities at fair value through profit or loss	**-**	25,000
Total financial liabilities	**812,457**	1,127,974

Credit risk

The Group's credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The trade & other receivables balance at year end includes an accrual estimate of revenue to be collected from the sale of BREVAGen and BREVAGen*plus* tests. This estimate is calculated based on historical data of amounts received from tests sold and is sensitive to/ may be impacted by the recoverability of the amounts through the U.S. healthcare reimbursement system. Recoverability of accrued revenues for tests performed is regularly monitored by management. Other receivables represent amounts accrued for which reimbursement will be applied for from the Australian Taxation Authority under the Governments Research & Development grant. The maximum exposures to credit risk at 30 June 2016 in relation to each class of recognised financial asset is the carrying amount of those assets, as indicated in the balance sheet.

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. In accordance with the guidelines of the Group's Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure. For banks and financial institutions, only independently-rated parties with a minimum rating of "A-1" are accepted. The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Group does not require collateral to provide credit to its customers. Once a BREVAGen or BREVAGen*plus* test has been performed, the patient elects to self-pay or where applicable seek healthcare provider payment on receipt of the outcome of the test. The nature of this revenue recognition cycle increases the risk of credit exposure. The Group has not entered into any transactions that qualify as a financial derivative instrument.

The trade receivables balance is reflective of historical collection rates which are monitored on an ongoing basis and adjusted accordingly based on changing collection and test data. As at 30 June 2016, the balance of the Group's total accrued net trade receivables was $392,521 (2015: $524,580 (refer Note 12).

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries. Such guarantees are only provided in exceptional circumstances.

An analysis of the aging of trade and other receivables s is provided below:

Net trade and other receivables		
Current (less than 30 days)	**630,773**	714,951
31 days to 60 days	**-**	-
61 days to 90 days (note)	**-**	-
Greater than 90 days (note)	**-**	-
Total net trade and other receivables (Note 12)	**630,773**	714,951

Note: Given the nature of the trade receivables for the remaining business all amounts are considered to be current.

66

31. FINANCIAL RISK MANAGEMENT (cont.)

Market risk

Foreign currency risk

The Group operates internationally and is exposed to foreign currency exchange risk, primarily with respect to the US dollar, through financial assets and liabilities. It is the Group's policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective. Further, as the Group incurs expenses which are payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

Foreign exchange risk arises from planned future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity's functional currency and net investments in foreign operations. The risk is measured using sensitivity analysis and cash flow forecasting.

The Group has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States. The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed. Under the policy, which is updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency. Surplus funds are converted into Australian dollars as and when deemed appropriate by the Board in consultation with the CFO.

As at 30 June 2016, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	EUR	CHF
Financial assets				
Cash at bank / on hand	**2016**	**5,108,964**	**32,767**	**-**
	2015	28,231	100,535	-
Total financial assets	**2016**	**5,108,964**	**32,767**	**-**
	2015	28,231	100,535	-
Financial liabilities				
Trade and other payables	**2016**	**96,069**	**-**	**-**
	2015	108,380	-	2,082
Total financial liabilities	**2016**	**96,069**	**-**	**-**
	2015	108,380	-	2,082

Notes: **USD** – *United States dollars* **EUR** – *European euros* **CHF** – *Swiss francs*

During the year ended 30 June 2016, the Australian dollar / US dollar exchange rate weakened by 2.8%, from 0.7655 at the beginning of the year to 0.7441 at the end of the year.

Based on the financial instruments held at 30 June 2016, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group's loss for the year would have been $748,000 lower/ $612,000 higher (2015: loss $10,000 lower / loss $12,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

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GENETIC TECHNOLOGIES ANNUAL REPORT 2016

NOTES TO THE FINANCIAL STATEMENTS (cont.)
FOR THE YEAR ENDED 30 JUNE 2016

31. FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

Interest rate risk

The Group's main interest rate risk arises in relation to its short-term deposits with various financial institutions. If rates were to decrease, the Group may generate less interest revenue from such deposits. However, given the relatively short duration of such deposits, the associate risk is relatively minimal.

The Group has a Short Term Investment Policy which was developed to manage the Group's surplus cash and cash equivalents. In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required. Under the policy, the Group deposits its surplus cash in a range of deposits / securities over different time frames and with different institutions in order to diversify its portfolio and minimise risk.

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which the funds have been deposited.

At 30 June 2016, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group's loss for the year would have been $20,000 lower / higher (2015: loss $5,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents. Consolidated equity for the Group would have been $20,000 higher / lower (2015: $5,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Group is as follows:

Consolidated	Year	Floating rate $	Fixed rate $	Carrying amount $	Weighted ave. effective rate %	Ave. maturity Period days
Financial assets						
Cash at bank / on hand	**2016**	**3,952,078**	**-**	**3,952,078**	**1.98%**	**At call**
	2015	1,108,297	-	1,108,297	2.25%	At call
Performance bond / deposits	**2016**	**-**	**4,209**	**4,209**	**-**	**At call**
	2015	-	3,950	3,950	-	At call
Totals	**2016**	**3,952,078**	**4,209**	**3,956,287**		
	2015	1,108,297	3,950	1,112,247		
Financial liabilities						
Financial liabilities at fair	**2016**	**-**	**-**	**-**	**-**	**-**
value through profit or loss	2015	-	25,000	25,000	10.00%	At call
Totals	**2016**	**-**	**-**	**-**		
	2015	-	25,000	25,000		

Note: The Company holds the balance of its cash in non-interest bearing bank accounts.

68

31. FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities. Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available. Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets. Refer note 2(a) for further information on the material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

Consolidated	Year	< 6 months $	6 to 12 months $	1 to 5 years $	> 5 years $	Totals $
Financial assets						
Cash at bank / on hand	**2016**	**11,179,687**	**-**	**-**	**-**	**11,179,687**
	2015	18,341,357	-	-	-	18,341,357
Trade and other receivables	**2016**	**630,773**	**-**	**-**	**-**	**630,773**
	2015	714,951	-	-	-	714,951
Performance bond and deposits	**2016**	**4,209**	**-**	**-**	**-**	**4,209**
	2015	3,590	-	-	-	3,590
Total financial assets	**2016**	**11,814,669**	**-**	**-**	**-**	**11,814,669**
	2015	19,059,898	-	-	-	19,059,898
Financial liabilities						
Trade and other payables	**2016**	**812,457**	**-**	**-**	**-**	**812,457**
	2015	1,102,974	-	-	-	1,102,974
Total financial liabilities	**2016**	**812,457**	**-**	**-**	**-**	**812,457**
	2015	1,102,974	-	-	-	1,102,974
Net maturity	**2016**	**11,002,212**	**-**	**-**	**-**	**11,002,212**
	2015	17,956,924	-	-	-	17,956,924

The Group had access to the following undrawn borrowing facility as at 30 June 2016:

Nature of facility	Facility limit $	Amount used $	Amount available $
Credit card facility	311,269	(32,051)	279,218

32. SUBSEQUENT EVENTS

There have been no significant events which have occurred after balance date.

69

GENETIC TECHNOLOGIES ANNUAL REPORT 2016

DIRECTORS’ DECLARATION In the opinion of the Directors: (d) the Financial Statements and accompanying notes set out on pages 35 to 69 are in accordance with the Corporations Act 2001, including: (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and (ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2016 and of its performance for the financial year ended on that date; and (e) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and Note 2 confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer, as required by section 295A of the Corporations Act 2001. This Declaration is made in accordance with a resolution of the Directors. DR. MALCOLM R. BRANDON Chairman Melbourne, 29 August 2016 70

AUDITOR’S INDEPENDENCE DECLARATION 71 GENETIC TECHNOLOGIES ANNUAL REPORT 2016

AUDITOR’S REPORT 72

GENETIC TECHNOLOGIES ANNUAL REPORT 2016 73

ASX ADDITIONAL INFORMATION

Additional information required by the Listing Rules of the Australian Securities Exchange (ASX) and not disclosed elsewhere in this Annual Report. The information provided is current as at 24 August 2016.

HOME EXCHANGE

The Company's ordinary shares are quoted on the Australian Securities Exchange. The home exchange is Melbourne, Victoria. The ASX code for the Company's ordinary shares is GTG. The Company also has a listing of Level II American Depositary Receipts (ADRs) on the National Association of Securities Dealers Automated Quotation (NASDAQ) Capital Market in the U.S.A. Each ADR comprises 150 fully paid ordinary shares and trade under the ticker symbol GENE.

DISTRIBUTION OF EQUITY SECURITIES

The number of shareholders as at 24 August 2016, ranked by size of holding, in each class of shares are as follows:

Range of shares	Number of holders	Number of shares
1 - 1,000	289	168,966
1,001 - 5,000	730	2,195,927
5,001 - 10,000	455	3,772,848
10,001 - 100,000	1,221	47,516,515
100,001 - 9,999,999,999	467	1,661,628,468
Total	**3,162**	**1,715,282,724**

The number of shareholders holding less than a "marketable parcel" of shares (being 27,778 shares) is 1,953. The total number of shares held by these shareholders on 24 August was 15,164,675.

TWENTY LARGEST SHAREHOLDERS

The names of the twenty largest registered shareholders of the Company's ordinary shares as at 24 August 2016 are:

Rank	Name	Number of Shares	Percentage held
1.	NATIONAL NOMINEES LIMITED	1,296,956,659	75.61
2.	KENTGROVE CAPITAL PTY LTD <KENTGROVE CAPITAL GROWTH A/C>	27,955,248	1.63
3.	SECURITY & EQUITY RESOURCES LIMITED	15,073,506	0.88
4.	MR ROGER LETTS DAWKINS + MR WAYNE COX <IMMUNOGENETICS R FDN WA A/C>	13,016,667	0.76
5.	INNES PTY LIMITED <INNES P/L EMPLOYEES S/F A/C>	11,867,000	0.69
6.	MS GAIL JEAN BRATZ	9,000,000	0.52
7.	MR WARWICK WRIGHT	8,315,900	0.48
8.	WAKKO ENTERPRISES PTY LTD <L&S WAKEFIELD S/F A/C>	7,809,664	0.46
9.	MR JERRY HUI KANG GAO	7,000,000	0.41
10.	WAKKO INVESTMENTS PTY LTD	6,945,099	0.40
11.	BNP PARIBAS NOMINEES PTY LTD ICBC FS EQSEG NY DRP	6,945,019	0.40
12.	CITICORP NOMINEES PTY LIMITED	6,121,565	0.36
13.	IRWIN BIOTECH NOMINEES P/L <BIOA A/C>	6,000,000	0.35
14.	LENFAM PTY LTD <SUPER FUND A/C>	6,000,000	0.35
15.	MERVYN JACOBSON APS	5,714,934	0.33
16.	J P MORGAN NOMINEES AUSTRALIA LIMITED	5,438,245	0.32
17.	IRWIN BIOTECH NOMINEES PTY LTD <BIOA A/C>	5,000,000	0.29
18.	MR WARREN DWAYNE JONES	5,000,000	0.29
19.	S H RAYBURN NOMINEES PTY LTD <S H RAYBURN SUPER FUND A/C>	5,000,000	0.29
20.	MJGD NOMINEES PTY LTD <BSMI A/C>	4,849,129	0.28
Totals		**1,460,008,635**	**85.12**

74

RESTRICTED SECURITIES As at 24 August 2016 there were no ordinary shares that were subject to escrow arrangements with the Company. VOTING RIGHTS Article 17 of the Company’s Constitution stipulates the voting rights of Members as follows: “Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution: (a) On the show of hands every person present in the capacity of a Member or proxy, attorney or representative (or in more than one of these capacities) has one vote; and (b) On a poll every person present who is a Member or proxy, attorney or representative has: (i) (ii) For each fully paid share that the person holds or represents; one vote; and For each share other than a fully paid share that the person holds or represents: that portion of one vote that the amount paid (not credited) on the shares bears to the total amount paid and payable on the share (excluding amounts credited).” 75 GENETIC TECHNOLOGIES ANNUAL REPORT 2016

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CORPORATE INFORMATION

DIRECTORS

- Dr. Malcolm R. Brandon
  Non-Executive Chairman
- Mr. Eutillio Buccilli
  Executive Director & Chief Executive Officer
- Dr. Paul A. Kasian
  Non-Executive
- Mr. Grahame J. Leonard AM
  Non-Executive
- Dr. Lindsay Wakefield
  Non-Executive

COMPANY SECRETARY

- Mr. Kevin Fischer

REGISTERED OFFICE

60-66 Hanover Street
Fitzroy VIC 3065
Australia

Telephone: +61 3 8412 7000
Facsimile: +61 3 8412 7040
Email: info@gtglabs.com

POSTAL ADDRESS

P.O. Box 115
Fitzroy VIC 3065
Australia

AUSTRALIAN BUSINESS NUMBER

17 009 212 328

COMPANY WEBSITE

www.gtglabs.com

BANKER (AUSTRALIA)

National Australia Bank Limited
Level 2, 151 Rathdowne Street
Carlton VIC 3053
Australia

BANKER (USA)

Bank of America, N.A.
155 Town Centre Drive
Mooresville NC 28117
USA

AUDITOR

PricewaterhouseCoopers
Chartered Accountants
Freshwater Place
2 Southbank Boulevard
Southbank VIC 3006
Australia

STOCK EXCHANGES

Australian Securities Exchange
Code: **GTG**

Level 4, North Tower, Rialto
525 Collins Street
Melbourne VIC 3000
Australia

NASDAQ Capital Market
Ticker: **GENE**

The Nasdaq Stock Market
One Liberty Plaza, 165 Broadway
New York NY 10006
USA

SHARE REGISTER

Computershare Investor Services Pty. Ltd.
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Australia

Telephone: +61 3 9415 5000
Facsimile: +61 3 9473 2500
Website: www.computershare.com

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Genetic Technologies Limited 60-66 Hanover Street Fitzroy, Victoria 3065 Australia T: +61 3 8412 7000 F: +61 3 8412 7040 E: info@gtglabs.com P.O. Box 115 Fitzroy, Victoria 3065 Australia www.gtglabs.com